Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cytex Therapeutics, Inc.
2609 N. Duke Street, Suite 303A
Durham, NC 27704
http://www.cytexortho.com

Up to $1,070,000.00 in Series B-CF Non-Voting Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Cytex Therapeutics, Inc.
Address: 2609 N. Duke Street, Suite 303A, Durham, NC 27704
State of Incorporation: DE
Date Incorporated: July 21, 2006

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Series B-CF Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Series B-CF Non-Voting Common Stock
Type of Security Offered: Series B-CF Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus Share info below.*

<u>Time-Based:</u>

Friends and Family Early Birds Bonus

Invest within the first 72 hours and receive 20% bonus shares. Please note that bonus shares are not cumulative with later time-based bonuses.

Super Early Bird Bonus

Invest within the first 7 days after launch date and receive 15% bonus shares. Please note that bonus shares are not cumulative with later time-based bonuses.

Early Bird Bonus

Invest in the second week after launch and receive 10% bonus shares.

<u>Amount-Based:</u>

Tier 1 | $500-$999

Investor's Club membership, which provides quarterly updates

Tier 2 | $1,000-$1,999

Receive 5% Bonus Shares + Investor's Club membership

Tier 3 | $2,500-$4,999

Receive 10% Bonus Shares + Investor's Club membership. Please note that bonus shares are not cumulative with lower tier bonuses.

Tier 4 | $5,000-$9,999

Receive 15% Bonus Shares + Investor's Club membership. Please note that bonus shares are not cumulative with lower tier bonuses.

Tier 5 | $10,000-$24,999

Receive 20% Bonus Shares + Investor's Club membership + meet the founders on a video call (or in person at investor expense). Please note that bonus shares are not cumulative with lower tier bonuses.

Tier 6 | $25,000+

Receive 25% Bonus Shares + Investor's Club membership + meet the founders on a video call (or in person at investor expense). Please note that bonus shares are not cumulative with lower tier bonuses.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Cytex Therapeutics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine investors will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1000 shares of Series B-CF Non-Voting Common Stock at $2.00 / share, you will receive 1100 shares for $2000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

<u>Important Provisions in your Subscription Agreement</u>

Pursuant to the subscription agreement the Company may require Investors to establish an account with StartEngine Primary LLC so that the Securities can be recorded on the books of the Company as being held by the StartEngine Primary, LLC as "Nominee" in omnibus as legal holder of record of the securities. If this election is made Investors will appear on the books of the Nominee as the beneficial owner of the Securities. Each Investor agrees that in the event it does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Each Investors further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Investor's name, provided that the Company pay all costs of such transfer. Each Investor agrees that in the event it does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

The subscription agreement also includes drag-along provisions which limit holders of Securities from voting against or exercising appraisal rights in the event of a change in control of the Company meeting the conditions of the drag-along provisions.

In addition, your subscription agreement provides that, notwithstanding anything contained in the Organizational Documents to the contrary, if the Board of Directors determine in good faith that issuance or delivery of shares of capital stock or other securities (the "Future Securities") to any investor in connection with any recapitalization or change in control of the Company, irrespective of whether it is related to the exercise of any drag-along provisions set forth in the Organizational Documents, would violate applicable law, rule or regulation (including without limitation applicable state law or the Securities Act), then your right to receive the Future Securities (or to make a choice about the form of consideration to be received in such transaction) may be limited and you may be required to accept a cash payment equal to the fair market value of such Future Securities, as determined in good faith by the Board of Directors.

Please review the subscription agreement you will sign in connection with this offering and Company's Charter and Bylaws (the "Organizational Documents") for more information. A copy of the Organizational Documents in included as an exhibit.

The Company and its Business

Company Overview

Cytex Therapeutics, Inc. (doing business as CytexOrtho) ("CytexOrtho" or the "Company") is a corporation organized under the laws of Delaware and is in the joint preservation business. CytexOrtho has developed a revolutionary medical implant that naturally restores joint cartilage and bone. The Company's novel biodegradable design uses 3D printing and a high-performance woven textile to create an environment for natural tissue regeneration while providing a weight-bearing surface to restore function and mobility. In the United States alone, over 32 million people suffer from osteoarthritis (OA), a condition of deteriorating joint cartilage and bone, which causes chronic pain, inflammation, and disability. There is no cure for OA, and treatment options are limited. Over 1 million people a year receive total joint replacement (TJR) surgery, of which 80% can be attributed to OA. The Company believes that its innovative implants will be able to stave off TJR for many of these patients, particularly for the more active, younger patients between the ages of 18-55.

As part of our intellectual property ("IP") strategy, we prioritized protecting the 3D woven textile, as the broadest use of our technology, for use in repairing, restoring, and regenerating cartilage tissue in joints, and we also protected the methods for doing the same. As a result, we have had two US patents (8,691,542 and 9,649,409) issued for the product and method of using a 3D woven textile for cartilage repair. These two patents expire in 2028 and 2026, respectively. Another strategy was to file patent applications commensurate with improvements to our technology as it is used in practice to extend our protection of the Company's technology. Accordingly, as we incorporated additive manufacturing techniques to broaden the use of its clinical application to various disease states, we procured patents for the additional technology that is being used both for the product and the methods for use (10,022,231 and 10,940,007). Finally, we also patented another textile-only approach for cartilage repair that extends protection of the use of our 3D woven textile out to 2036 (11,109,975).

The Company has a right to use patent 8,691,542 pursuant to a patent license agreement with Duke University. The Company is also required to pay a 4% royalty fee to the inventors of that patent pursuant to an Inventors' Agreement (royalty payments begin the first year of Commercial Sales and end ten years thereafter - see "Related Party Transactions" below).

Competitors and Industry

Orthopedic surgeons treating patients with OA are limited to joint replacement or various restorative procedures, which often fail.

CytexOrtho targets a portion of those patients too young or active for hip joint replacement, thereby creating an untapped market opportunity of joint preservation valued in excess of $5 billion* in the United States alone.
**Calculated based on data from the Center for Disease Control, Arthritis Foundation, American Academy of Orthopaedic Surgeons, and Singh et al. J Rheumatol. 2019;46(9):1134-40.*

CytexOrtho's primary competition will be from those companies pursuing cartilage regeneration; however, few have developed a platform technology with mechanical properties that also allows complete incorporation into native tissues. Some of the near to mid-term direct competitors as follows:

- Hyalex Orthopedics, uses a hydrogel composite for knee cartilage defect repair. This company is an early stage pre-clinical and pre-revenue company.

- Orthox (UK), uses fibroin, a silk extract, to create implants designed for the knee to repair cartilage defects. The company is a pre-revenue company preparing for clinical trials.

- Nanochon, combines 3D printing with a biomaterial to create an implant for knee cartilage repair. The company is an early stage, pre-clinical development company.

- Sparta, uses a hydrogel composite material for knee cartilage defect repair. This company is an early stage pre-clinical and pre-revenue company.

Current Stage and Roadmap

- Our product is in the design freeze stage, and we are actively transferring the manufacturing process to an established medical device contract manufacturer who will make our implants for the Food and Drug Administration ("FDA") clinical trials and for eventual commercial use.

- We now refer to our company as CytexOrtho using a "doing business as" license, for rebranding purposes.

- We are currently preparing the required documentation for our IDE (Investigational Device Exemption) submission to the FDA, which if approved will allow us to conduct our first-in-human studies in 2023.

- In parallel with the IDE submission, we are working with our principal investigator, a world-renowned orthopedic surgeon, to establish the clinical protocols for the use of our implant in clinical trials.

- The proceeds from StartEngine will be a key milestone in our company's trajectory, allowing us to expand the clinical trials, hire critical team members, and accelerate our development toward other joint applications beyond the hip.

The Team

Officers and Directors

Name: Farshid Guilak, PhD

Farshid Guilak, PhD's current primary role is with Washington University, St. Louis, MO. Farshid Guilak, PhD currently services on an as needed basis and therefore works variable hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Chair, Co-founder
  Dates of Service: July 21, 2006 - Present
  Responsibilities: As board chairman, provide general oversight for the Company. As one of the primary co-founders of the Company Farshid provides technical and scientific advice on an as needed basis. Annual Salary of $4,800. Stock options.

Other business experience in the past three years:

- **Employer:** Washington University, St. Louis, MO
  Title: Co-Director, Center of Regenerative Medicine & Professor of Orthopedic Surgery
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Primary duties are to oversee the research for orthopedic tissue regeneration

Other business experience in the past three years:

- **Employer:** Shriners Hospitals, St. Louis, MO
  Title: Director of Research
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Oversee orthopedic research

Name: Barry Myers, MD, PhD

Barry Myers, MD, PhD's current primary role is with Duke University, Durham, NC. Barry Myers, MD, PhD currently services on an as needed basis and therefore works variable hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Non-executive director
  Dates of Service: June 18, 2019 - Present
  Responsibilities: Company board member; provides general company oversight and guidance. Stock options.

Other business experience in the past three years:

- **Employer:** Duke University, Durham, NC
  Title: Professor and Director
  Dates of Service: July 01, 1991 - Present
  Responsibilities: Conducts and oversees translational research, licensing and biomechanics

Other business experience in the past three years:

- **Employer:** Pappas Ventures
  Title: Executive in Residence
  Dates of Service: August 01, 2004 - Present
  Responsibilities: Advise on venture capital investments

Other business experience in the past three years:

- **Employer:** Barry Myers Consulting
  Title: Owner, Principle
  Dates of Service: January 01, 1993 - Present
  Responsibilities: Consulting

Name: Franklin T. Moutos, PhD

Franklin T. Moutos, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Technology and Co-founder
  Dates of Service: November 01, 2009 - Present
  Responsibilities: Oversees the advancement of the technology; Co-founder and Officer of Company. Also serves as board observer. Annual Salary $110,916. Stock options. No bonus paid.

Name: Christine Estes

Christine Estes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Business and Finance, Secretary and Treasurer
  Dates of Service: September 01, 2009 - Present
  Responsibilities: Business Operations and Accounting; Officer of the company serving as Secretary and Treasurer. Annual Salary $59,856. Stock options. No bonus paid.

Name: Dave Nolan

Dave Nolan's current primary role is with Business Advisor, Board Member . Dave Nolan currently services on an as needed basis and therefore works variable hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Company Board Director
  Dates of Service: March 09, 2022 - Present
  Responsibilities: Provide company oversight and maintain fiduciary responsibility. He is eligible for $2500/quarter or $10, 000 per/year for service and fulfilling obligations. Stock options.

Other business experience in the past three years:

- **Employer:** Zimmer-Biomet
  Title: Group President, Global Businesses
  Dates of Service: October 01, 2015 - January 01, 2019
  Responsibilities: Manage Global Businesses

Name: Bradley T. Estes, PhD

Bradley T. Estes, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Chief Executive Officer
  Dates of Service: April 28, 2022 - Present
  Responsibilities: Executive oversight of the company. Co-founder and Officer of Company. Annual Salary $156,068. Stock options. No bonus paid.

- **Position:** Board Member
  Dates of Service: January 15, 2019 - Present
  Responsibilities: Corporate and fiduciary oversight.

Other business experience in the past three years:

- **Employer:** Cytex Therapeutics, Inc.
  Title: President and Chief Operating Officer
  Dates of Service: January 15, 2019 - April 28, 2022
  Responsibilities: Operational oversight.

Other business experience in the past three years:

- **Employer:** Forge Biomedical Consulting
  Title: President
  Dates of Service: June 07, 2017 - Present
  Responsibilities: Biomedical consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Cytex Therapeutics, Inc. (DBA CytexOrtho) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its timelines or projections. The Company is pursuing the development and approval of a highly regulated, Class III medical device. Despite the Company's best efforts, there are no assurances that the FDA (Food and Drug Administration) will approve our product for commercialization in the United States. There can be no assurance that once our product is approved that the Company will be able to find sufficient demand for our product, that surgeons and hospital systems think it is a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially pre-revenue companies, is often subjective and difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and our Bylaws and your Subscription Agreement impose additional transfer restrictions on the Shares. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. In addition, our equity securities are subject to additional transfer restrictions and rights of first refusal benefiting the Company as set forth in the Company's Bylaws and your shares are subject to repurchase under certain circumstances and additional restrictions (including drag-along provisions) set forth in the Subscription Agreement governing the purchase of your Shares. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be

aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account for investment purposes and not with a view to resale or distribution thereof. Each Investor should consult with his or her attorney before making an investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive, and our Bylaws place indefinite restrictions on transfer (which can be waived by the Company). More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the either the broader medical device industry or orthopedic industry alike. However, that may never happen, or it may happen at a price that results in your losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and, if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." The Company does have plans to pursue additional sources of funds if this campaign is less than optimal.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in

the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions, which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be a commercial product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured functional prototypes for our manufacturing validation and are near production for the implants that will be used to support the clinical trials. Delays or cost overruns in the development of our medical implants and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and/or regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them.

This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we sell all Securities we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption we will achieve FDA approval within the next 4-5 years. As we approach the eventual commercialization of our products, we too expect that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It

should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Cytex Therapeutics, Inc. was formed on July 21, 2006. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cytex Therapeutics, Inc. has incurred a net loss and has had only grant revenues since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenue to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history and, effectively, has no revenue. If you are investing in this company, it's because you think that Cytex's novel implants and technology are promising and that the team will be able to successfully market and sell the product to enough surgeons and hospitals to be profitable. You are investing because you think Cytex's products will favorably impact the quality of many lives so that the Company will succeed. Further, we are in a pre-commercialization stage and therefore have never made a profit, and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 5 US patents and is trademarking the system name for the implant. The Company owns no copyrights. The Company owns Internet domain names. The Company maintains trade secrets amid the design and manufacturing of the implants. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value of the portfolio, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

As of this writing, we have not issued any trademarks or copyrights but intend to do so. Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change, and if they do, then, the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product, and, therefore, your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are considered an early-stage company and are pre-revenue.
Up until this financing event, Cytex has been solely dependent upon grants for major sources of funds. Although we have generated a significant amount of positive pre-clinical data, we have yet to conduct any human clinical studies.

The success of our product will be dependent upon its overall safety and efficacy in human clinical studies.
Our business plan is predicated on obtaining market approval from the the U.S. Food and Drug Administration, or FDA as a Class III device (those that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury), which is highly regulated. If we are unable to obtain this approval, it is highly unlikely that the company will continue to operate. It is expected that we will initially sustain operating losses in seeking PMA market approval for our products. The following factors may impact our ability to continue to operate as a going concern. To sell our products, we must obtain a premarket approval (PMA) from the FDA under Section 515 of the Federal Food, Drug, and Cosmetic Act, or the FDCA. A PMA is one of the most stringent type of device marketing applications required by FDA. PMA approval is based on a determination by FDA that the PMA contains sufficient valid scientific evidence to assure that the device is safe and effective for its intended use(s). As such, the FDA may request additional clinical data with, or supplemental to, our original PMA submission, which could materially and adversely impact our development timeline and increase the cost to obtain market clearance. In addition, our development timeline is currently dependent on the amount of funds we raise in this offering. Depending on the amount of proceeds we receive in this offering, it could take a significant amount of time for us to obtain FDA clearance, and we may be required to raise additional capital from outside sources, which the company may not be able to achieve successfully.

We could be adversely affected by product liability, product recall, personal injury, or other health and safety issues. Product liability or personal injury claims may be asserted against us with respect to any of the products we supply or the services we provide.
Clinical testing, manufacturing, and commercialization of our products may expose us

to product liability and other tort claims. It is our responsibility to have a quality management system in place and to audit our suppliers to ensure that products supplied to our company meet proper standards. Should a product or other liability issues arise, the coverage limits under insurance programs and the indemnification amounts available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain such insurance on acceptable terms in the future.

Our products will require insurance reimbursement from either private or government agency plans, and potential changes in established industry pricing benchmarks for similar products could materially and adversely affect our results or operations.
If third-party payors fail to provide appropriate levels of reimbursement for the use of our products, our revenues could be adversely affected. Sales of our products depend on the availability of adequate reimbursement from third-party payors. In each market in which we do business, our inability to obtain reimbursement approval or the failure of third-party payors to reimburse health care providers at a level that justifies the use of our products instead of cheaper alternatives will hurt our business. At the present time, there are products which have established reimbursement codes and rates; however, we are unable to predict what changes will be made to the reimbursement methodologies used by third-party payors in the future. Changes in political, economic, and regulatory influences may significantly affect healthcare financing and reimbursement practices. We cannot assure you that recent or future changes in reimbursement policies and practices will not materially and adversely affect our results of operations. Efforts to control healthcare costs, including costs of joint and tissue replacement and restoration, are continuous, and reductions in third party reimbursement levels could materially and adversely affect our results of operations.

Business Dependent on developing Relationships
Our business plan is dependent upon developing a strategic partnership with an established commercial entity, which could lend support to future clinical trials. This entity could also sell and market our products and possibly acquire the company.

Expenses may increase which may impact profitability
We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects considering the risks, expenses, and challenges faced as an emerging growth company.

No assurance of profitability
There can be no assurance that we will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

We are subject to substantial governmental regulation relating to the manufacturing, labeling, and marketing of our products, and will continue to be for the lifetime of our company.
The numerous federal, state and local regulations that our business is subject to

include, but are not limited to federal and state registration and regulation of medical devices; applicable governmental payor regulations including Medicare and Medicaid; data privacy and security laws and regulations including those under the Health Insurance Portability and Accountability Act of 1996 (HIPAA); the Affordable Care Act (ACA) or any successor to that act; laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous substances; regulations regarding food and drug safety including those of the Food and Drug Administration (FDA), and consumer protection and safety regulations including those of the Consumer Product Safety Commission, as well as state regulatory authorities, governing the availability, sale, advertisement and promotion of products we sell; federal and state laws governing health care fraud and abuse; anti-kickback laws; false claims laws; and laws against the corporate practice of medicine. The FDA and other government authorities in the United States regulate the manufacturing, labeling, and marketing of our products. The process of obtaining regulatory approvals to market a medical device are expensive and lengthy, and applications may take a long time to be approved. Approval is not guaranteed. Our compliance, as well as that of our third-party vendors, with quality system regulations (21 CFR Part 820), medical device reporting regulations, and other laws and regulations applicable to the manufacturing of products within our facilities and those contracted by third parties is subject to periodic inspections by the FDA and other governmental authorities. Complying with regulations, and, if necessary, remedial actions can be expensive. Failure to comply with applicable regulatory requirements may subject us to a range of sanctions, including substantial fines, warning letters that require corrective action, product seizures, recalls, halting product manufacturing, revocation of approvals, exclusion from future participation in government healthcare programs, substantial fines, and criminal prosecution. Government regulations and other legal requirements affecting our company are subject to change. Such change could have a material adverse effect on our business.

The FDA and state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations.

Changes in laws, regulations, and policies and the related interpretations and enforcement practices may significantly affect our cost of doing business as we endeavor to maintain compliance with such new policies and laws.

Changes in laws, regulations, and policies and the related interpretations and enforcement practices generally cannot be predicted and may require extensive system and operational changes.

Noncompliance with applicable laws and regulations could result in civil and criminal penalties that could adversely affect our business, including suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in or exclusion from government programs, including the Medicare and Medicaid programs; loss of licenses; and significant fines or monetary penalties. Any failure to comply with applicable regulatory requirements could result in significant legal and financial exposure, damage our reputation, and have a material adverse effect on our business operations, financial condition, and results of operations.

Our ability to become profitable depends on obtaining approval, and subsequent success in licensing, selling, or distributing of our products via commercial partnerships.
There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the company is successful. Furthermore, we may encounter substantial delays and unexpected costs related to development, technological changes, marketing, regulatory requirements, and changes to such requirements or other unforeseen difficulties.

Our products may not gain market acceptance among hospitals, surgeons, physicians, patients, healthcare payors, and the medical community.
A critical element in our commercialization strategy is to persuade the medical community on the efficacy of our products and to educate them on their safe and effective use. Surgeons, referring physicians, and hospitals may not perceive the benefits of our products and could be unwilling to alter their practice or change from the devices or therapies they are currently using. A number of factors may limit the market acceptance of our products, including, but not limited to, the following: • the overall efficacy of the product is suboptimal by comparison to other treatment modalities • the extent that we achieve success via an established commercial partnership agreement • the extent of marketing and selling efforts by our selected commercial partner • rate of adoption by orthopedic surgeons • rate of a product's acceptance and influence by the target population (e.g., osteoarthritis in the young patient or the prearthritic patient) • timing of market entry relative to competitive products • availability of third-party reimbursement

Investment dependent on commercialization
Our inability to successfully commercialize our products will have a material adverse effect on the value of your investment.

Although the overall market opportunity for our products is promising, the market is constantly changing and evolving. We will undoubtedly face new market entrants and competition, which could be well-capitalized, or other unforeseen changes in market dynamics that could adversely impact us.
Changes in market dynamics or actions of competitors or manufacturers, including industry consolidation and the emergence of new competitors and strategic alliances, could materially and adversely impact our business.

Disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and make timely and effective changes to our strategies and business model to compete effectively.
Currently, we are not aware of any direct competition from a product comparison perspective; however, there are numerous companies vying for space in the emerging

cartilage replacement and/or restoration market. As such, other companies may create similar technology and products to that which we are trying to develop, which would increase competition in our industry.

Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products.
If successfully developed, our products and technology may be highly disruptive to a very large and growing market. It is possible that one of our competitors, or indirect competitors (e.g., strategic OEMs), are well-capitalized with significant intellectual property protection and resources and may initiate infringement lawsuits against our company. Such litigation could be expensive and could also prevent us from manufacturing and selling our products, which would significantly harm our ability to grow our business as planned.

Our failure to attract and retain highly qualified personnel in the future could harm our business.
As the company grows, it will be required to hire and attract additional qualified professionals such as Chief Financial Officer, VP Quality & Regulatory, manufacturing engineers, sales and marketing professionals, scientists, accounting, and human resource experts to name a few.

Cytex Therapeutics is managed by our CEO and a small team at present.
Our success is dependent on their ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business resources that may hurt our ability to efficiently operate or grow our business.

Loss of key members could have an adverse impact
Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. At present, we do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers.

Company may incur additional indebtedness
We expect to raise additional capital through equity and/or debt offerings to advance the development of our product line and to support our overall capital needs and operating losses. To fund future growth and development, the company will likely need to raise additional funds in the future by offering shares of its Common or Preferred Stock and/or other classes of equity, or debt that converts into shares of common or Preferred Stock, any of which offerings would dilute the ownership percentage of investors in this offering. In order to issue sufficient shares in this regard, we may be required to amend our certificate of incorporation to increase our authorized capital stock, which would require us to obtain the consent of a majority of our shareholders. Furthermore, if the company raises capital through debt, the holders of our debt would have priority over holders of common and Preferred Stock, and the company may be required to accept terms that restrict its ability to incur more debt.

We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient.
The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the company, its business, development, financial condition, operating results or prospects.

Our technology is not yet fully developed, and there is no guarantee that we will successfully develop our technology. Cytex has been developing sophisticated technology that will require significant scientific, technical, and regulatory expertise to develop and commercialize, and as such, we may encounter challenges that require more capital than anticipated by the management team.
If we cannot raise those funds, for whatever reason, including reasons relating to the company itself or to the broader economy, the company may not survive. Our technologies are highly complex, and development budget estimates, including clinical trials, may not be accurately or sufficiently forecasted. While management makes every effort to predict anticipated development, manufacturing, and clinical trial costs accurately, the overall project and technology complexity of the products and timing, makes it difficult to forecast these required development costs accurately. It is not uncommon to encounter unforeseen technical challenges that introduce unanticipated development costs. The actual development costs may not be the same as the anticipated development costs. If the actual development costs are materially above those anticipated by management, it could materially adversely impact our business.

Our products may require more technical complexity than anticipated, and our development team may not be able to overcome these technical challenges.
While management makes every effort to anticipate the technical challenges of product development, we may encounter unforeseen complexity that we cannot overcome or that may be difficult to overcome without incurring significant time or cost that was not anticipated or budgeted. Additional unforeseen challenges like this could hinder our plan of operations, slowing our progress and increasing our costs, which may harm your investment in our company.

The coronavirus (COVID-19) pandemic may have an impact on our business, financial condition and results of operations.
The COVID-19 pandemic rapidly escalated in the United States, creating significant uncertainty and economic disruption, leading to record levels of business interruption and unemployment nationally that continue to persist. Federal, state and local jurisdictions could impose various preventive measures such as shelter-in-place orders, quarantines, shut-downs of non-essential businesses, and similar government orders and restrictions on their residents to control the spread of COVID-19. On a go-forward basis, it will be challenging to predict the extent to how COVID-19, may or may not, ultimately impacts our business, financial condition, and operational execution. We will endeavor to minimize these impacts, but there can be no assurance relative to the potential impacts that may be realized.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under this agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to this agreement. By signing this agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of North Carolina, which governs the subscription agreement, and in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation, or provision of the subscription agreement serves as a waiver by any holder of common shares or by us, or by an investor, of compliance with any provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. Although the company could apply in the future for quotation of its Series B-CF

Non-Voting Common Stock or shares of voting Common Stock on an over-the-counter market, or similar, exchange, there are several requirements that the company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral. You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell our Stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our Stock for you (and many brokers refuse to hold securities issued under Regulation CF) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Stock.

The value of your investment may be diluted if the company issues additional options.
A pool of unallocated options is typically reserved for future employees, which affects the fully diluted pre-money valuation for this offering. Any option issuances by the company over the pool will lower the value of your shares.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness (including the Liquid2 Ventures SAFE and the NC Biotechnology Center Loan) and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation or dissolution of the Company. Common shares will typically rank junior to any preferred stock we may issue in the future. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial circumstances, and other factors.

We have broad rights to convert your shares into a common stock or equity interests of a Crowdfunding SPV.
You should carefully consider the automatic conversion events as well as certain contractual restrictions set forth in the subscription agreement, each as described in more detail below, before deciding to invest in Shares.

Protection of Proprietary Technology; Licensing Risks and Uncertainties.
The Company’s success will depend in part on its ability to obtain (through licensing or otherwise) and enforce patent and other proprietary rights on the products it is developing and intends to develop and its ability to operate without infringing upon the intellectual property rights of others. In general, the patent and other proprietary rights positions on which medical device companies rely involve complex legal, scientific, and factual questions, which can be highly uncertain and costly to defend.

The Company's business depends on exclusive rights to patents, some of which were licensed/assigned to the Company pursuant to various agreements between the Company and Duke University as well as an agreement between Bradly T. Estes, Farshid Guilak, Franklin T. Moutos and Arthur W. Wu (the "Inventors"). The agreement with the Inventors (the "Inventors' Agreement") requires, among other things, the Company to compensate the Inventors for their release of ownership of the patent rights through the payment of (1) a 4% royalty (split among the Investors pursuant to the terms thereof) on the net sales of the Company's product, for 10 years following commercial sales (collectively, the "License Fees"), after which the agreement expires. Payment of these royalties could reduce the value of the Company and the availability of proceeds that could be distributed to investors in the event of any liquidation or dissolution of the Company

We may be required to use proceeds from this offering to repay outstanding debt.
If we raise more than $2.5 million from this offering in combination with other financings between the December 6, 2022 and December 6, 2023, we will be required to repay all or a portion of the outstanding balance on our NC Biotechnology Center Loan. These payments may not be triggered by this offering so are not reflected in our discussion of Uses of Proceeds.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Management may Use Proceeds to Pay Salaries
We may have irregular Use of Proceeds to pay the salaries of our employees. See "Addendum to Use of Proceeds," below. Accordingly, part of your Investment may not exclusively fund projects or tasks that help us directly meet our business goals, and your investment could be at risk if we do not meet our business goals.

The value of your investment may be diluted as the company issues bonus shares
We are incentivizing Investors to participate in our Offering by providing "bonus shares" in various amounts (depending on the timing and the amount of money invested). These shares will be in addition to the 535,000 shares that we will sell if we meet our maximum target amount. We cannot predict at this time how many shares of Series B-CF Non-Voting Common Stock will be issued as bonus shares, and, thus, all capitalization numbers disclosed in this offering memorandum EXCLUDE any bonus

shares we may issue in this Offering. Any issuances of bonus shares by the company will have a dilutive impact on your ownership and will have an incremental impact on the per share value of the shares you purchase in this Offering.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness (including the Liquid2 Ventures SAFE and the NC Biotechnology Center Loan) and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation or dissolution of the Company. Common shares will typically rank junior to any preferred stock we may issue in the future. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial circumstances, and other factors.

We have broad rights to convert your shares into a common stock or equity interests of a Crowdfunding SPV.

You should carefully consider the automatic conversion events as well as certain contractual restrictions set forth in the subscription agreement, each as described in more detail below, before deciding to invest in Shares.

Protection of Proprietary Technology; Licensing Risks and Uncertainties.

The Company's success will depend in part on its ability to obtain (through licensing or otherwise) and enforce patent and other proprietary rights on the products it is developing and intends to develop and its ability to operate without infringing upon the intellectual property rights of others. In general, the patent and other proprietary rights positions on which medical device companies rely involve complex legal, scientific, and factual questions, which can be highly uncertain and costly to defend. The Company's business depends on exclusive rights to patents, some of which were licensed/assigned to the Company pursuant to various agreements between the Company and Duke University as well as an agreement between Bradly T. Estes, Farshid Guilak, Franklin T. Moutos and Arthur W. Wu (the "Inventors"). The agreement with the Inventors (the "Inventors' Agreement") requires, among other things, the Company to compensate the Inventors for their release of ownership of the patent rights through the payment of (1) a 4% royalty (split among the Investors pursuant to the terms thereof) on the net sales of the Company's product, for 10 years following commercial sales (collectively, the "License Fees"), after which the agreement expires. Payment of these royalties could reduce the value of the Company and the availability of proceeds that could be distributed to investors in the event of any liquidation or dissolution of the Company.

Our Target Minimum Offering Amount Is Set at a Low Threshold

Our target minimum offering amount has been set at a threshold that will allow us to close on funds quickly. Except as set forth in the discussion of the Use of Proceeds, we are not about to accomplish any significant business goals with the funds we accept if it is limited to the target minimum offering amount. We anticipate the need to raise at least $250,000 in the offering to be able to obtain the following minimum business goal: initial clinical data to drive venture capital or strategic investment. Your investment could be at risk if we do not raise additional funds above the target amount.

Outstanding securities held by the NC Biotechnology Center may be converted into Securities issued in the Offering at a 20% discount.

The NC Biotechnology Center may be entitled to convert a portion of its $250,000 Loan into the Securities at a 20% discount and may elect to exchange its existing warrant into a warrant to purchase the Securities at a 20% discount.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Farshid Guilak	4,120,000	Series A Voting Common Stock	29.51%
Bradley Estes (shares include options to purchase shares of voting common stock owned directly by Dr. Estes as well as options to purchase shares of common stock owned by Dr. Estes's spouse)	3,607,312	Series A Voting Common Stock	21.97%

The Company's Securities

The Company has authorized Series B-CF Non-Voting Common Stock, Series A Voting Common Stock, NC Biotechnology Center Loan, NC Biotechnology Center Common Stock Warrant, and Liquid2Ventures SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Series B-CF Non-Voting Common Stock.

Series B-CF Non-Voting Common Stock

The amount of security authorized is 2,550,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B-CF Non-Voting Common Stock. (See "Voting Rights of Securities Sold in this Offering" for more information.)

Material Rights

Series B-CF Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Series A Voting Common Stock; except that our Series B-CF Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law. In addition, the Series B-CF Non-Voting Common Stock is subject to certain automatic conversion events as well as certain contractual restrictions set for in the subscription agreement, each as described below.

Voting Rights of Securities Sold in this Offering

Series B-CF Non-Voting Common Stock is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. When required to vote under applicable law, the Series B-CF Non-Voting Common Stock are entitled to one vote for each share of Series B-CF Non-Voting Common Stock held.

The number of authorized shares of Series B-CF Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Distribution Rights

The holders of the Series A Voting Common Stock and Series B-CF Non-Voting Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors

Right to Receive Liquidation Distributions

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any preferred stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Series A Voting Common Stock and Series B-CF Non-Voting Common Stock, treated as a single class.

Payment of all amounts outstanding under the NC Biotechnology Center Loan, and LIQUID2 Ventures SAFE is made prior to any payments to holders of Common Stock upon a liquidation or dissolution of the Company.

Automatic Conversion

The Series B-CF Non-Voting Common Stock will automatically convert under three circumstances. First, all of the Series B-CF Non-Voting Common Stock will automatically convert into Series A Voting Common Stock on a one-to-one basis automatically upon approval of the Board and holders of a majority of the outstanding shares of voting common stock of the Company. Second, when shares of voting capital stock of the Company become subject to trading, all of the Series B-CF Non-Voting Common Stock will automatically convert into such stock on a one-to-one basis. Lastly, in the event the Board determines in good faith that it is advisable and permissible to for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Regulation CF (a "CF SPV") in the future, then all outstanding shares of Series B-CF Non-Voting Common Stock shall automatically be converted into CF SPV equity interests, at a conversion rate of one share of Series B-CF Non-Voting Common Stock for one unit or corresponding membership interest in the CF SPV. You agree in your subscription agreement that in the event you do not provide information or execute such documents as may be requested by the Company sufficient to affect such conversion in a timely manner, the Company may repurchase the Shares at a price to be determined by the Board of Directors.

Other Rights (Transfer Restrictions and ROFR)

Holders of our Series A Voting Common Stock and Series B-CF Non-Voting Common Stock have no preemptive, subscription, or other rights, and (other than as described above) there are no redemption or sinking fund provisions applicable to our Series A Voting Common Stock and Series B-CF Non-Voting Common Stock. There is no price based antidilution protection associated with the Shares. There are no preemptive or participation rights attached to the Shares.

All of our outstanding shares of Common Stock are subject to transfer restrictions and a right of first refusal benefiting the Company set forth in the Bylaws of our company.

Investors are subject to additional restrictions set forth in the Subscription Agreement. See "Important Provisions in your Subscription Agreement" for more information.

Series A Voting Common Stock

The amount of security authorized is 37,450,000 with a total of 13,940,000 outstanding.

Voting Rights

The holders of Series A Voting Common Stock are entitled to one vote for each share of Series A Voting Common Stock held at all meetings of Stockholders (and written actions in lieu of meetings). Election of Company Directors and any actions or policies as presented and requested by the Board. 1 vote per share for holders of Series A Voting Common Stock. Unless required by law, there shall be no cumulative voting.

Material Rights

Other Capitalization Information

All capitalization numbers reflect a 1:4 forward stock split on its shares of Common Stock (and securities convertible or exchangeable into such shares) in March 2022. The shares of Common Stock outstanding at that time were also redesignated as Series A Voting Common Stock.

The total amount of shares of Series A Voting Common Stock outstanding includes 2,236,860 restricted shares subject to vesting and repurchase.

The total amount outstanding of shares of Series A Voting Common Stock includes 1,624,000 shares to be issued pursuant to stock options issued.

The total amount outstanding of shares of Series A Voting Common Stock includes 3,224,268 shares to be issued pursuant to stock options, reserved but unissued.

The total amount of outstanding shares EXCLUDES any shares that could be issued in the future upon (1) conversion of the LIQUID2 Ventures SAFE, (2) conversion of certain amounts under the NC Biotechnology Center loan, (3) conversion of the NC Biotechnology Center warrants into shares of Series A Voting Common Stock, (4) the potential exchange of the NC Biotechnology Center warrant that could be triggered by the offering, each as outlined herein, and (5) 37,121 shares of Series A Voting Common Stock held in treasury.

Payment of all amounts outstanding under the NC Biotechnology Center loan, and LIQUID2 Ventures SAFE is made prior to any payments to holders of Common Stock upon a liquidation or dissolution of the Company.

Distribution Rights

The holders of the Series A Voting Common Stock and Series B-CF Non-Voting Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any preferred stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Series A Voting Common Stock and Series B-CF Non-Voting Common Stock, treated as a single class.

Holders of our Series A Voting Common Stock and Series B-CF Non-Voting Common Stock have no preemptive, subscription, or other rights, and (other than as described above) there are no redemption or sinking fund provisions applicable to our Series A Voting Common Stock and Series B-CF Non-Voting Common Stock. There is no price based antidilution protection associated with the Shares. There are no preemptive or participation rights attached to the Shares.

All of our outstanding shares of Common Stock are subject to transfer restrictions and a right of first refusal benefiting the Company set forth in the Bylaws of our company.

NC Biotechnology Center Loan

The security will convert into Equity interests and the terms of the NC Biotechnology Center Loan are outlined below:

Amount outstanding: $127,836.00
Maturity Date: June 02, 2027
Interest Rate: 6.0%
Discount Rate: %

Valuation Cap: None
Conversion Trigger: See below

Material Rights

General. As of October 18, 2022, the outstanding balance due on the NC Biotechnology Center Loan was $125,000 in principal plus $2836 in interest, which totals $127,836. We may draw as much as $250,000 on this loan.

Automatic Repayment upon Fundamental Change Event. The outstanding principal and any accrued interest that has not been converted pursuant to the terms of the loan agreement shall be immediately due and payable to the Center and the loan agreement may be terminated by NC Biotechnology Center upon the closing of any Fundamental Change Event. For purposes of the loan, a Fundamental Change Event means: (i) the Company sells, leases, transfers or otherwise disposes of all or substantially all of its assets now owned or hereafter acquired or the Company converts into a different form of entity, (ii) the Company sells, licenses, or otherwise disposes of a material portion of its intellectual property, such that the product(s) or technology developed or advanced under the project are no longer under the Company's control, (iii) the Company makes an initial public offering of the Company's equity interests, (iv) the Company merges with or into, consolidates or reorganizes with, or converts into, any other corporation, limited liability company or other entity, other than a transaction in which the existing stockholders of the Company immediately prior to the transaction own fifty percent (50%) or more of the voting power of the surviving entity following the transaction, or (v) in excess of fifty percent (50%) of the Company's voting power is sold and/or transferred to persons or entities that were not stockholders of the Company immediately prior to the transaction.

Automatic Repayment Upon Further Investment Received Between December 6, 2022 through December 6, 2023. In the event the Company receives additional equity investment(s) – including from the sale of Securities under this offering -- incurs additional debt, and/or receives any milestone payments or license fees (individually or collectively, "Further Investment") totaling $2,500,000 or more in the aggregate over any twelve (12) month period commencing on or after December 6, 2022 (the date six months after the date of this Agreement) (the "Payment Threshold"), and such event(s) does not otherwise constitute a Fundamental Change Event, the Company will pay to NC Biotechnology Center within fifteen (15) days of the receipt by the Company of such funds the lesser of (i) the total outstanding principal plus then applicable interest and fees due under the loan agreement, or (ii) five percent (5%) of the amount of the Further Investment (which payment by the Company shall be applied towards the repayment of the Loan). If a payment in accordance with the preceding clause (ii) becomes due, the Company will pay to NC Biotechnology Center five percent (5%) of any subsequent Further Investment without further regard to the Payment Threshold until the Loan is repaid in full.

Partial Conversion into Equity Interests. As long as the Convertible Amount (as defined below) exceeds $10,000, (1) the Convertible Amount will automatically convert into equity interests issued in a transaction or series of related transactions pursuant to which the Company issues and sells equity interests for aggregate gross proceeds of at least $2,500,000 (a “Qualified Financing”) at a 20% discount to the price paid for such securities and (2) in the event of an equity financing that is not a Qualified Financing, NC Biotechnology Center may elect to convert the Convertible Amount into the equity interest issued in that transaction at a 20% discount to the price paid for such securities.

“Convertible Amount” means an amount equal to the difference of (i) the total outstanding balance of the Loan (including, without limitation, any accrued and unpaid interest) and (ii) the original principal amount of the Loan.

NC Biotechnology Center Common Stock Warrant

The amount of securities outstanding is 22,879.

Material Rights

Warrant to purchase 22,879 shares of Series A Voting Common Stock, with an exercise price of $1.23 per share and an expiration date of June 2, 2032, issued to NC Biotechnology Center in connection with the $250,000 loan provided to the Company. This warrant is subject to exchange in the event of a priced-equity offering occurring on or before June 3, 2023. NC Biotechnology Center may elect to exchange this warrant into a warrant for voting common stock with a $30K value a 20% discount to the purchase price of the Securities. In the event of a priced-equity offering occurring on or before June 3, 2023, NC Biotechnology Center may elect to exchange this warrant into a warrant for the equity issued in that transaction with a $30K value a 20% discount to the purchase price paid for such securities.

Liquid2Ventures SAFE

The security will convert into Capital stock of the company and the terms of the Liquid2Ventures SAFE are outlined below:

Amount outstanding: $250,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: "Equity Financing" defined as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Material Rights

General. The Liquid2Ventures SAFE is based off of the post-money (discount, no valuation cap) form of SAFE available at http://ycombinator.com/documents. All capitalized terms not otherwise defined below have the same meaning as set forth in that standard form. Like all SAFEs, there is no maturity date and the SAFE does not accrue interest. The "Purchase Amount" equals $250,000. The SAFE automatically terminates immediately following the earliest to occur of: (i) the issuance of Capital Stock to the holder pursuant to the automatic conversion of the SAFE in the event of an Equity Financing; or (ii) the payment, or setting aside for payment, of amounts due the holder in upon the occurrence of a Liquidtiy Event or Dissolution Event.

Equity Financing Automatic Conversion. If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price.

Liquidity Event. If there is a Liquidity Event before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the holder immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Dissolution Event. If there is a Dissolution Event before the termination of the SAFE, the holder will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority. In a Liquidity Event or Dissolution Event, the SAFE is intended to operate like standard non-participating Preferred Stock. The holder's right to receive its Cash- Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into capital stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

What it means to be a minority holder

The Securities that an investor is buying has no voting rights attached to them. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, and/or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares, or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Options to Purchase (Voting) Common Stock
  Final amount sold: $2,152,000.00
  Use of proceeds: N/A
  Date: December 09, 2022
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Loan
  Final amount sold: $250,000.00
  Use of proceeds: General operations (grant restricted)
  Date: June 03, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Warrant
  Final amount sold: $28,141.00
  Use of proceeds: N/A
  Date: June 03, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Options to Purchase (Voting) Common Stock
  Final amount sold: $80,000.00
  Use of proceeds: N/A
  Date: March 01, 2022
  Offering exemption relied upon: Rule 701

- **Type of security sold:** SAFE
  Final amount sold: $250,000.00
  Use of proceeds: General operations
  Date: April 21, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Options to Purchase (Voting) Common Stock
  Final amount sold: $12,300.00
  Use of proceeds: N/A
  Date: November 02, 2021
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Options to Purchase (Voting) Common Stock
  Final amount sold: $55,350.00
  Use of proceeds: N/A
  Date: January 04, 2021
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Options to Purchase (Voting) Common Stock
  Final amount sold: $332,100.00
  Use of proceeds: N/A
  Date: December 23, 2021
  Offering exemption relied upon: Rule 701

- **Name:** Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $36,900.00
  Number of Securities Sold: 120,000
  Use of proceeds: N/A
  Date: December 23, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Options to Purchase (Voting) Common Stock

Final amount sold: $515,240.00
Use of proceeds: N/A
Date: November 13, 2019
Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

The following discussion is based on our unaudited operating data and accompanying financial statements for both fiscal years 2021 and 2020.

Grant Revenue

2021 grant revenues were $1.836 million, down from 2020 revenues of $1.845 million. This slight decrease in grant revenue is attributed to the timing aspect of revenue tied to various project milestones as identified in the overall grant award which can run over several years. The Company expects to receive an additional $3,311,510 in grant revenue, tied to milestone achievements per the terms of the grant awards, payable over the next three years.

Cost of Revenue

Costs of revenue in 2021 were $1.263 million, or 68.8% of revenue compared to $1.288 million, or 69.8% of revenue for 2022. This $24,832 improvement in cost can be attributed to timing of project spend. Costs of revenues as a percentage of revenue are expected to continue at historical rates as the Company continues perform research activities.

Gross Profit

2021 gross profit was $573, 126 or 31.2%, an increase of $16,204 over $556,922 or

30.2% for 2020. This improvement is directly attributed to the timing of grant revenue receipts directly linked to project spend. Gross profit is expected to continue at historical rates as the Company continues perform research activities.

Expenses

General and administrative expenses for 2021 were $168,546, a decrease of $41,328, compared to $209,874 for 2020. This decrease is attributable to a decrease in compensation expense related to discretionary retirement plan expenses, a decrease in business development costs, and a decrease in occupancy costs all offset by an increase in information technology expenses and an increase in professional fees. Research and development expenses for 2021 were $425,649, an increase of $111,416, compared to $314,233 for 2020. This increase is attributable to an increase in third party research expense, an increase in research supplies and equipment, an increase in pre-clinical testing expenses not covered under the terms of the grants and the addition of one employee. General and administrative and research and development expenses are expected to increase as the company continues its development activities including hiring additional staff, commencement of clinical trials and incurring professional fees related to this offering.

Provision of income taxes was $1,700 for 2021 compared to a benefit of $7,601 in 2020. This net increase in income taxes is due to the timing and deductibility of certain expenses.

Historical results and cash flows:

The following discussion is based on our unaudited operating data and accompanying financial statements for both fiscal years 2021 and 2020.

CytexOrtho is a pre-revenue company and is dependent upon federal grants as its main source of revenue. In future years, the Company expects sources of funds to include a combination of financings (e.g., this Offering, SAFE and Preferred Stock, Convertible Notes), fulfillment of existing grants, the pursuit of additional grants, and technology-targeted government loans, and the like. We will also pursue co-development and licensing agreements with various strategic partners in an effort to raise funds in a non-dilutive fashion.

As the Company advances its platform technology into human trials and onto the path of commercialization, key cash flow elements will change in accordance with the funding requirements to accomplish our goals. The majority of research and development and general and administrative expenses are attributed to employee costs, clinical trial preparation costs not covered by grants and general overhead expenses. As we move forward the Company plans to raise more risk capital to hire additional staff to support ongoing product development and corporate functions. As such, overall expenses will increase, as will the allocation between grant-specific work and internal projects.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company's primary source of cash is revenue generated by various awarded grants from the National Institutes of Health. As of August 31, 2022, we had $381,241 cash on hand. We currently have awarded but undisbursed funds of $3,311,510 tied to milestone achievements via the grant awards, payable over the next three years. The NC Biotech has recently awarded a state-sponsored loan of $250,000 to the Company. These funds will be received in installments over 6 months as the Company completes certain research projects. The first installment of $125,000 was received on July 10, 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this Offering are essential to our overall funding strategy for 2022 and beyond. These funds will both increase the number of months of cash available and and help to fund our first-in-human trials. We currently rely on existing grant funding which are scheduled to be received over the next three years. We are currently pursuing other grants and other capital raises in parallel to this Offering.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Assuming we achieve our goal of raising gross proceeds of $1.07 million, we anticipate that we would net enough funds to extend our viability into 2025, allowing us to procure first-in-human clinical data which is the key to garnering either significant additional investment or merge with or be acquired by a strategic investor. Barring additional funding, the gross proceeds of $1.07 million raise would provide approximately two-thirds of the available funds for the company to achieve this important milestone. We do anticipate needing significant additional capital to bring our product to market even if we achieve this important milestone.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Assuming a minimum $10,000 capital raise, the company has 18 months of operating capital as of 9/1/2022 based upon current burn rate estimates.

How long will you be able to operate the company if you raise your maximum funding goal?

Should we raise our desired maximum amount of $1.07M, the net proceeds (after paying StartEngine fees and marketing costs) of approximately $800,000 would allow us to run through the end of 2025. Proceeds from the maximum raise, independent of any additional funding campaigns, would support our expenses and company development through our next major milestone: acquiring positive human clinical data, which in turn allows us to seek investment to proceed to the 2nd phase of FDA required approval: a Pivotal Clinical Trial.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will continue to draw down on the existing grant ($3.3M) over the next 36 months. We anticipate supplementing the net amount of capital raised in this Offering through additional capital raises via exempt private placements. Additionally, the company will be pursuing additional grants and other sources of funding to better position us well beyond 2025. Once funding for the initial human trial is established, the Company plans to seek approximately $20M in additional capital raises. These funds would allow us to fund planned product development work and expand this platform technology into other indications, such as ankle, shoulder, and knee.

Indebtedness

- **Creditor:** NC Biotechnology Center Loan
  Amount Owed: $127,836.00
  Interest Rate: 6.0%
  Maturity Date: June 02, 2027
  As of October 18, 2022, the outstanding balance due on the NC Biotechnology Center Loan is $125,000 in principal plus $2836 in interest, which totals $127,836. We may draw as much as $250,000 on this loan. See the discussion of the materials terms of this loan under "The Company's Securities".

- **Creditor:** Credit Card
  Amount Owed: $11,434.33
  Interest Rate: 0.0%
  Maturity Date: November 07, 2022
  We utilize credit card debt to manage cash flow. Amount owed is as of October 18, 2022. Full amounts are automatically paid on the 7th of each month and balances to not carry forward. So no interest is incurred. Company has a $36,000 credit limit on the credit card.

Related Party Transactions

- **Name of Entity:** Bradley T. Estes
  Relationship to Company: 20%+ Owner, Officer and Director
  Nature / amount of interest in the transaction: Inventor
  Material Terms: The Company's business depends on exclusive rights to patents, some of which were licensed/assigned to the Company pursuant to various agreements between the Company and Duke University as well as an agreement between Drs. Bradley T. Estes, Farshid Guilak, Franklin T. Moutos and Arthur W. Wu (the "Inventors"). The agreement with the Inventors' Agreement requires, among other things, the Company to compensate the Inventors for their release of ownership of the patent rights through the payment of (1) a 4% royalty (split among the Investors pursuant to the terms thereof) on the net sales of the Company's product, for 10 years following commercial sales.

- **Name of Entity:** Franklin T. Moutos
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Inventor
  Material Terms: The Company's business depends on exclusive rights to patents, some of which were licensed/assigned to the Company pursuant to various agreements between the Company and Duke University as well as an agreement between Drs. Bradley T. Estes, Farshid Guilak, Franklin T. Moutos and Arthur W. Wu (the "Inventors"). The agreement with the Inventors' Agreement requires, among other things, the Company to compensate the Inventors for their release of ownership of the patent rights through the payment of (1) a 4% royalty (split among the Investors pursuant to the terms thereof) on the net sales of the Company's product, for 10 years following commercial sales.

- **Name of Entity:** Farshid Guilak
  Relationship to Company: 20+% Owner, Officer, and Director
  Nature / amount of interest in the transaction: Inventor
  Material Terms: The Company's business depends on exclusive rights to patents, some of which were licensed/assigned to the Company pursuant to various agreements between the Company and Duke University as well as an agreement between Drs. Bradley T. Estes, Farshid Guilak, Franklin T. Moutos and Arthur W. Wu (the "Inventors"). The agreement with the Inventors' Agreement requires, among other things, the Company to compensate the Inventors for their release of ownership of the patent rights through the payment of (1) a 4% royalty (split among the Investors pursuant to the terms thereof) on the net sales of the Company's product, for 10 years following commercial sales.

Valuation

Pre-Money Valuation: $18,183,464.00

Valuation Details:

We based our pre-money valuation on company comparisons within the orthopedic cartilage and tissue regeneration sector, focusing on companies who raised capital via Seed or Series A rounds. In addition, we researched numerous other early stage, pre/post revenue companies and obtained their pre/post money valuations via PitchBook, StartEngine, and related sources (supporting documentation provided).

Cytex Valuation Summary

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The Company's valuation estimates for purposes of this Offering have been determined by management using market value and replacement approaches. We first focused on life science companies specifically in the orthopedics space, and then we also analyzed life science companies in the MedTech space to bracket potential values for our company. These data were obtained using various research methods (e.g., PitchBook, Carta, press releases, and internet searches) to obtain publicly available information. Finally, we used a "replacement" approach to further refine our estimate.

Within the orthopedic space, similar companies at this stage in their equity raise journey had pre-money valuations between $16-$32M. These companies included Hyalex Orthopedics, $16M; Miach Orthopaedics, $17M; Vericel, $20M, EPI Bone, $20M, and CartiHeal, $32M. Other MedTech companies, not specific to orthopedics, were also evaluated, including URO, ViaLase, FA Internat., Crossliner, Ziteo Med, Spirair, Regoni, GT Medical Tech, Oncos Surg, BioModex, Calyxo, Proprio, CoubrisMX, had an average pre-money valuation of $22.4M.

Using these data as a starting point helped us to pinpoint a range for a reasonable pre-money valuation. To further refine our value, we determined a replacement value to replicate our company in today's economy. Cytex Therapeutics, Inc. has been funded predominantly through grants (+NC Biotechnology Center Loan, +Liquid2 Ventures SAFE), so one can use the $18.1M in invested capital as a basis for our "replacement." We estimated that 80% (streamlined product development) would be needed to replicate the technology. Using a conservative multiplier of 1.1 – 1.3 to account for price increases and inflation would yield valuations between $15.9M and $18.8M.

Based on these analyses we determined a value of ~$18.1M at $2/share (pursuant to the 1:4 stock split which occurred after our analysis) is well within the range of an appropriate pre-money valuation for Cytex Therapeutics, Inc. There has not been a third-party validation on the Company's actual or projected valuation. Therefore, the price per share may not represent the fair market value of the Securities being offered.

This valuation was calculated internally without the use of any formal third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company currently only has Common Stock (voting and non-voting) authorized.

In making this calculation, we have not assumed:

(i) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $250,000 in SAFES outstanding, a Loan for $250,000 (a portion of which could convert into equity) and Warrants to purchase voting Common Stock. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Addendum to Use Of Proceeds

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company. The Company has full discretion to alter the use of proceeds set forth below to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

If we raise more than $2.5 million from this offering in combination with other financings between December 6, 2022 and December 6, 2023, we will be required to repay all or a portion of the outstanding balance on our NC Biotechnology Center Loan. These payments may not be triggered by this offering so are not reflected in our discussion of Uses of Proceeds.

Some of the proceeds from this fundraising event will be used to pay the salaries of the Company's executives, officers, and directors along with the rest of its employees. The salaries for these positions vary, but currently fall in the range of $50,000 - $150,000 per year. Some of the proceeds may also be used to pay stipends to our Independent Directors. Independent Directors' stipends are anticipated to be approximately $10,000 per year.

As discussed below, we compensate our executive officers and members of our board of directors and have entered into service contracts with these individuals. The Company has been primarily grant funded since its inception. Due to the nature of grant awards, only a very limited amount of these awards may be used to pay staff salaries, as the majority of each award is intended to fund research endeavors. Because of this, the Company is in need of additional capital to support the salaries of all of its staff, which includes some employees who are also executives, officers, and directors. Therefore, some of the proceeds from this fundraising event will be used to pay the salaries of the Company's executives, officers, and directors along with the rest of its employees. The salaries for these positions vary, but currently fall in the range of $50,000 - $150,000 per year and may be supplemented with an additional annual bonus equaling 10-15% of annual salaries. Some of the proceeds may also be used to pay stipends to our Independent Directors. Independent Directors' stipends are anticipated to be approximately $10,000 per year.

The Company will also use the proceeds of this fundraising event to pay its vendors, some of whom will be paid in excess of $10,000. These vendors may provide research services to support the advancement of the Company's products towards commercialization, or they may provide other products or services that the Company needs to conduct business, such a lease payments, health insurance for the Company's staff, intellectual property fees, or fees to StartEngine.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Start Engine Service Fee*
  96.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Clinical Trials*
  45.0%
  These funds will be used to directly support the First-In-Human pilot trial for our hip joint repair implant. The funds in this category support R & D salaries and expenditures, as well as regulatory and clinical expenses incurred. CytexOrtho is preparing the FDA paperwork to apply for the clinical trial, which we hope to begin in early 2023.

- *Operations*
  38.5%
  These funds will support company expenses and overhead. This includes administrative staff salaries, marketing costs, legal fees, consulting fees, and facilities and overhead costs.

- *Patent Expenses*
  8.0%
  Cytex will use these funds to support its 5 issued patents, as well as ongoing patent prosecution in the USA and abroad.

- *Credit Card Fees*
  4.0%
  This is the extra commission paid by the Company based on the dollar amount received from US investors for Credit Card Payments.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.cytexortho.com (www.cytexortho.com/about).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cytex

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cytex Therapeutics, Inc.

[See attached]

CYTEX THERAPEUTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Cytex Therapeutics Inc.
Durham, North Carolina

We have reviewed the accompanying financial statements of Cytex Therapeutics Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity, and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 31, 2022
Los Angeles, California

CYTEX THERAPEUTICS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	489,299	$	267,208
Grant Payments Receivable		66,611		197,422
Prepaid Expenses		70,228		16,077
Total Current Assets		**626,138**		**480,707**
Property and Equipment, net		13,988		4,584
Intangible Assets, net		57,500		32,781
Total Assets	**$**	**697,627**	**$**	**518,073**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	10,659	$	94,054
Credit Card		584		9,552
Deferred Revenue		72,416		17,202
Accrued Salary and Benefits		60,884		112,766
Total Current Liabilities		**144,543**		**233,574**
Simple Agreement for Future Equity (SAFEs)		250,000		-
Total Liabilities	**$**	**394,543**	**$**	**233,574**
STOCKHOLDERS EQUITY				
Common Stock		2,530		2,500
Treasury Stock		(242)		(42)
Additional Paid in Capital		72,477		31,069
Retained Earnings		228,319		250,972
Total Stockholders' Equity		**303,084**		**284,499**
Total Liabilities and Stockholders' Equity	**$**	**697,627**	**$**	**518,073**

See accompanying notes to financial statements.

CYTEX THERAPEUTICS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Grant Revenues	$ 1,836,602	$ 1,845,230
Less: Cost of Revenues	1,263,476	1,288,308
Gross Profit	573,126	556,922
Operating Expenses		
General and Administrative	168,546	209,874
Research and Development	425,649	314,233
Total Operating Expenses	594,195	524,106
Operating Income	(21,070)	32,815
Interest Expense/(Income)	(117)	(25)
Income before Provision for Income Taxes	(20,953)	32,841
Provision/(Benefit) for Income Taxes	1,700	(7,601)
Net income	**$ (22,653)**	**$ 40,442**

See accompanying notes to financial statements.

CYTEX THERAPEUTICS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common stock Shares	Common stock Amount	Additional paid in capital	Treasury stock	Retained earnings	Total Shareholder Equity
Balance—December 31, 2019	**2,457,933**	**$ 2,500**	**$ 25,428**	**$ (42)**	**$ 210,531**	**$ 238,417**
Issuance of stock						-
Repurchase of stock						-
Share-based compensation			5,640			5,640
Net income					40,442	40,442
Balance—December 31, 2020	**2,457,933**	**$ 2,500**	**31,069**	**$ (42)**	**$ 250,972**	**$ 284,499**
Issuance of stock	30,000	30	36,870			36,900
Repurchase of stock	(200,000)		(1,800)	(200)		**$ (2,000)**
Share-based Compensation			6,338			6,338
Net income					(22,653)	(22,653)
Balance—December 31, 2021	**2,287,933**	**$ 2,530**	**$ 72,477**	**$ (242)**	**$ 228,319**	**$ 303,084**

See accompanying notes to financial statements.

CYTEX THERAPEUTICS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(22,653)	$	40,442
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,131		838
Amortization of Intangibles		3,362		3,904
Share-based Compensation		6,338		5,640
Changes in Operating Assets and Liabilities:				
Grant Payments Receivable		130,811		92,746
Prepaid Expenses		(54,151)		(16,077)
Accounts Payable		(83,395)		(104,859)
Credit Cards		(8,967)		8,227
Deferred Revenue		55,214		(3,538)
Accrued Salary and Benefits		(51,882)		39,914
Net cash provided/(used) by operating activities		**(24,192)**		**67,237**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(10,535)		-
Intangible Asset Additions (net)		(28,081)		(4,434)
Net cash provided/(used) in investing activities		**(38,616)**		**(4,434)**
CASH FLOW FROM FINANCING ACTIVITIES				
Treasury Stock		(2,000)		-
Issuance of Stock		36,900		-
Borrowing on SAFEs		250,000		-
Net cash provided/(used) by financing activities		**284,900**		**-**
Change in Cash		222,092		62,803
Cash—beginning of year		267,208		204,405
Cash—end of year	**$**	**489,299**	**$**	**267,208**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	(117)	$	(25)
Cash paid during the year for income taxes	$	(1,700)	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Cytex Therapeutics Inc. was incorporated on July 21, 2006, in the state of Delaware. The financial statements of Cytex Therapeutics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Durham, North Carolina.

Cytex Therapeutics Inc. was formed to develop and commercialize the tissue regeneration technology discoveries coming out of the lab of Dr. Farshid Guilak at Duke University. Since its founding, Cytex Therapeutics Inc. has gone on to win numerous state and federal grants, each recognizing the novelty of the research and its enormous potential contribution to the clinical management of patients with osteoarthritis. The three Cytex co-founders form the core leadership of the company as it continues to develop its novel products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $239,299 and $17,208, respectively.

Grants Receivable and Allowance for Doubtful Accounts

Grants Receivble are recorded at net realizable value or the amount that the Company expects to collect on federal grants based on work performed on the dates presented. Any estimate of losses on receivables is based on historical experience with such grants. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the grant. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Lab Equipment	5 years
Computer Equipment	5 years
Leasehold Improvements	5- 15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Cytex Therapeutics Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company received the majority of its revenues from grant programs authorized by Congress through federal programs related to its research. For grants received by the Company, agencies provide advance funding of a grant award. The Company records deferred revenues for these advances and then recognizes revenue as costs are incurred over the life of the grant. In the event the agency has reached an agreement for funding and has incurred expenses, but has not drawn down a portion of the funding, the Company will record a receivable for funding to be received to the extent of expenses that have been incurred as of the end of the reporting period.

The Government Accountability Office ("GAO") and the National Institutes of Health ("NIH") are entitled to review the Company's accounting and other records. The GAO is responsible for determining that procurement actions are made in conformity with applicable laws and regulations. The NIH is primarily responsible for determining the acceptability of estimated or incurred costs as allowable contract costs. Payments to the Company on cost reimbursable contracts are provisional and are subject to adjustment upon audit by the NIH.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, grantors, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Lab Equipment	$	25,377	$	25,377
Computer Equipment		14,819		4,284
Leasehold Improvements		2,889		2,889
Property and Equipment, at Cost		**43,085**		**32,551**
Accumulated depreciation		(29,097)		(27,966)
Property and Equipment, Net	**$**	**13,988**	**$**	**4,584**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $1,131 and $838, respectively.

4. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Patent	$	73,276	$	45,195
Intangible Assets, at cost		**73,276**		**45,195**
Accumulated Amortization		(15,776)		(12,414)
Intangible Assets, Net	**$**	**57,500**	**$**	**32,781**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $3,362 and $3,904, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(3,362)
2023		(3,362)
2024		(3,362)
2025		(3,362)
Thereafter		(44,050)
Total	**$**	**(57,500)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with par value of $0.001. As of December 31, 2021, and December 31, 2020, 2,287,933 shares and 2,457,933 shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 712,067 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield's assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	401,000	$ 1.24	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	401,000	$ 1.24	8.68
Exercisable Options at December 31, 2020	142,580	$ 1.24	8.68
Granted	325,000	$ -	
Execised	-	$ -	
Expired/Cancelled	(60,000)	$ -	
Outstanding at December 31, 2021	666,000	$ 1.24	7.68
Exercisable Options at December 31, 2021	234,857	$ 1.24	7.68

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $6,338 and $5,640, respectively.

7. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2021	2020
SAFE Investment	04/07/2021	$ 250,000	20%	$ 250,000	
Total SAFE(s)				**$ 250,000**	**$ -**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible Promissory Notes (to the extent such convertible Promissory Notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (5,833)	$ -
Valuation Allowance	5,833	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (5,833)	$ -
Valuation Allowance	5,833	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had net operating loss of $22,653.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related parties.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On November 22, 2017, the company entered into the lease agreement with Med Reality LLC to rent business premises. The contract has a term of sixty months. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	45,858
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**45,858**

Rent expenses were in the amount of $55,034 and $59,110, as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, through March 31, 2022, which is the date the financial statements were available to be issued.

On February 16, 2022, in anticipation of an equity financing, the stockholders of the Company voted to approve a 4-for-1 split of the Company's Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

CytexOrtho

One Biodegradable Implant. Full Joint Restoration.


CytexOrtho
your joints.
Restore your life.

Website | Durham, NC | HEALTH TECH

$0.00 raised

0 Investors	**$18.2M** Valuation
$2.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

*Calculated based on data from the Center for Disease Control, Arthritis Foundation, American Academy of Orthopaedic Surgeons, and Singh et al. J Rheumatol. 2019;46(9):1134-40.

First-Mover Solution

First-of-its kind solution for young patients that addresses joint degeneration, without the need for a premature total joint replacement.

Revolutionizing Osteoarthritis Treatment

CytexOrtho solves joint pain at the source and preserves joints, rather than replacing them. We exist to level up the quality of life for the millions of people who suffer from chronic joint pain and offer a true, permanent solution to joint damage and/or osteoarthritis (OA).

Young patients aged 18 to 55 years old with cartilage disease are currently without any surgical treatment options that will fully restore their mobility, short of a complete (and temporary) joint replacement. Our revolutionary cartilage restoration implants serve as effective alternatives and will enable orthopedic surgeons to proactively preserve the hip joint for a young market, offering the solution many patients have been waiting for.


" There is a large group of people seen by orthopaedic surgeons with cartilage damage in the hip and other joints whose optimal treatment lies somewhere between the limits of currently available regenerative strategies and the extreme of joint replacement. Patients would welcome a less invasive strategy that is personalized to their need. If efficacy can be shown, the CytexOrtho technology will be rapidly adopted. "
Thomas P. Vail, MD, Professor and Chairman of Orthopaedic Surgery, UCSF

**Thomas P. Vail is on the Clinical Advisory Board for CytexOrtho.*

The implant is manufactured using a unique combination of part 3D-printing and part 3D-woven textile. The result is an implant that has been engineered to mimic the functionality of healthy joint tissues. The completely biodegradable/bioabsorbable material augments natural tissue regeneration while restoring joint function and mobility. The flexible design and manufacturing allows the CytexOrtho implant to easily be reconfigured for treating other joints such as the knee, ankle, and shoulder. As such, CytexOrtho's implant technology has true platform potential.

Since our founding, CytexOrtho has won numerous state and federal grants recognizing the novelty of our research and our products' enormous potential to transform joint care. The co-founders of CytexOrtho, Drs. Guilak, Estes, and Moutos recently won **the Kappa Delta Elizabeth Winston Lanier award** from the American Academy of Orthopaedic Surgeons (AAOS). This award recognizes research in musculoskeletal disease or injury that's forecasted to have the greatest impact and advancement on patient care. The Kappa Delta awards are one of the highest honors in the field of orthopedic research.

Our surgical implants are past the design phase and animal testing was successful. We are currently in the process of submitting the appropriate materials to the FDA so we can begin clinical trials and move forward to market launch.


Our implants are curved and flexible.
Bone
Implant x-section in joint
Cartilage
Implant in position in the joint
Surgeons will remove the damaged tissue and replace it with the implant where it can integrate seamlessly in the joint space, replacing the damaged area.

THE PROBLEM

Distinct Lack of Treatment Options for Young OA Patients

Osteoarthritis isn't just a painful problem through which people have to suffer, it is also a costly one, and exerts a tremendous burden on the economy. In the U.S. alone, over 32.5 million people suffer from OA, and the direct and indirect costs of OA, such as medical expenditures, lost wages, and quality of life, exceeds more than $136 billion per year. (source)

While the elderly population is the typical age group associated with OA, there are still millions of people between the ages of 18-55 who suffer as well.



Osteoarthritis isn't just a painful problem through which people have to suffer, it is also a costly one.
In the U.S. alone,
Over 32.5 million people suffer from OA
resulting in direct and indirect costs of
More than $136 billion per year

(source)

While these patients have youth on their side, the damaged cartilage will not heal on its own and will inevitably progress to OA. Unfortunately, they lack effective surgical options other than a total joint replacement. This puts orthopedic surgeons and patients in a bind – the patient either suffers with the disease until they are older, or the joint is replaced at an early age, knowing that a replacement will limit activity level and lifestyle and that it will ultimately get worn down and require another replacement.

There is a Major Treatment Gap in OA Therapy



Treatment Complexity
Total Hip Replacement
TREATMENT GAP
Arthroscopy
Steroid Injections
Physical Therapy & OTC Pain Medication
Increasing Hip Disease

A compromised hip joint affects a person's quality of life, but a hip replacement in the young also affects their quality of life. **A total hip replacement should not be the only answer to OA**. While a total joint replacement is appropriate for older patients, it is not ideal for younger, more active patients. This is because the average implant needs replacing after 15 to 20 years. If a hip is replaced when the patient is in their 40s or 50s, a revision surgery is almost guaranteed a decade or two later. The surgery also is likely to leave a less stable joint the second time around and is prone to more complications than the first one.

We believe these patients and their doctors deserve a better, less invasive alternative, to a total hip replacement.

THE SOLUTION

A Biodegradable Implant to Restore Joint Cartilage

CytexOrtho's novel joint restoration implant is made by bonding a high-performance, highly engineered textile structure with a 3D printed component. The integrated structure is made from biodegradable materials that restore the joint contours while integrating with the surrounding tissues of cartilage and bone.


Our implants use two types of structures compatible with the body for tissue growth:
3D Textile
1. A high-performance 3D woven textile on the surface the implant mimics cartilage.
It's tough, flexible, and porous.
2. The 3D printed structure anchors into and incorporates new bone growth.
3D Print

*Products are in development. This is potential future technology and not approved by the FDA and not commercially available.

These implants are designed to act as a load-bearing surface for immediate movement and mobility of the joint after surgery. This surgery will require no biologic glue, sutures, screws, or other fasteners, and it dissolves over time, leaving only the patient's own tissues once healed. This leaves open the option for a repeat procedure if necessary down the line, or allows conversion to a total hip replacement once the patient reaches a more appropriate age for such.


Our implants dissolve over time.
Implant Surface
Bone
Implant x-section in joint
Implant dissolves/replacement tissue develops
Cartilage
Cells will move into the pores of the implant and build tissue. The fluorescent image shows the implant in red and the infiltrating cells in green that ultimately build the replacement tissue.

*Images are computer generated for demonstration purposes only.

What's truly exciting about our implants, however, is their versatility. While we're focusing on hip joints for our initial market entry, the CytexOrtho implant can easily be made to match the geometry of the contours in any joint due to the design and flexibility we built into the manufacturing process. This will allow us to translate use of our technology to the treatment of other joints, such as knees, ankles, and shoulders.

CytexOrtho plans to sell our implants to hospitals directly for $5,000 per unit, with an estimated cost of goods of approximately $350 per unit.


CytexOrtho's novel implant restores joint function and ultimately dissolves, leaving only natural tissues.
We like to think of it, not as joint replacement, but as joint restoration.

*Products are in development. This is potential future technology and not approved by the FDA and not commercially available.

The development of CytexOrtho's implants is being guided by recognized experts in hip surgery, hip preservation, and the clinical evaluation of cartilage repair techniques. This ensures that our products meet the real world needs of the orthopedic community. Our Clinical Advisory Board is comprised of Dr. John Clohisy, Washington University; Dr. Paul Beaulé, University of Ottawa; Dr. Young-Jo Kim, Harvard Medical School; Dr. Thomas Vail, University of California, San Francisco; and Dr. Hollis Potter, Hospital for Special Surgery.


World-renowned surgeons who wrote the book on Hip Preservation lead our Clinical Advisory Board
John Clohisy, MD
Washington University
Paul Beaulé, MD
University of Ottawa
The Adult Hip
HIP PRESERVATION SURGERY
Wolters Kluwer

THE MARKET

Untapped Market Potential

Overall, the younger patient population, with either hip-related OA or prearthritic disease, represents a growing and tremendous clinical need and is the initial target market for CytexOrtho implants.


The Growing Hip Preservation Market
Patients <65 with Severe Hip Pain
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
$4.3B
$5.1B
$6.1B
$7.6B
$9.6B
2020
2025
2030
2035
2040
Market projections based on ASP of $5k/implant
80%
of patients do NOT have hip replacement surgery
Only 20% of potential patients have hip replacement surgery.
*Calculated based on data from the Center for Disease Control, Arthritis Foundation, American Academy of Orthopaedic Surgeons, and Singh et al. J Rheumatol. 2019;46(9):1134-40.

The total addressable market for CytexOrtho's novel implants exceeds $4B; however, our initial market entry will be targeting patients affected with prearthritic hip disease that ultimately leads to OA.* One prearthritic disease state that is on the rise is femoral acetabular impingement (FAI) - as many as 25% of men and 10% of women show radiological deformities that make them susceptible to hip disease and OA. While many of these patients were not presenting with chronic pain, the evidence of abnormalities in the general population starts to explain the growing FAI market. This growing interest in FAI disease is clearly evidenced in **the number of publications** that have steadily grown to over 1500 publications in the medical and scientific literature in the previous year alone.

**Raveendran R, Stiller JL, Alvarez C, Renner JB, Schwartz TA, Arden NK, Jordan JM, Nelson AE. Population-based prevalence of multiple radiographically-defined hip morphologies: the Johnston County Osteoarthritis Project. Osteoarthritis Cartilage. 2018;26(1):54-61*


FAI Interest is Growing
Publications
2000
1500
1000
500
0
2000
2005
2010
2015
2020

(source)

Along with FAI, other conditions such as trauma, osteonecrosis, and joint deformity add to the young patient population in need of alternatives to hip replacement. As a result, patients and surgeons alike are seeking techniques and procedures for joint preservation.

Defining the market further, there are approximately 1 million adults in the U.S. under the age of 65 who have severe hip pain due to arthritis (OA).[1] Yet, **only 1 out of 5** of these patients will elect to have a hip replacement.[2] The current hip replacement market size in the U.S. is valued at $2.3B and is growing at a CAGR of 5.3% between 2021-2028.[3] The approximate 50% of these patients who are under 65 years of age plus the 80% of patients who currently do not elect a hip replacement define the potential market opportunity for CytexOrtho's implant. Assuming only a modest 20% of this patient population can be addressed by CytexOrtho's technology, **the market potential is in excess of $1B US dollars.**[4]


$1B+
Initial
Market Potential
5.3%
Annual Hip Market
Growth Rate

**Products are in development. This is potential future technology and not approved by the FDA and not commercially available.*

Beyond these initial entry points, Cytex implants could be used for the restoration of other joints, specifically the knee and ankle, both of which carry significant market potential.

1. Information for internal marketing research provided by the Center for Disease Control and the Arthritis Foundation. (source)
2. Based on the article Singh JA, Yu S, Chen L, Cleveland JD. J Rheumatol. 2019;46(9):1134-40.
3. Hip Replacement Market Size, Share & COVID-19 Impact Analysis, By Procedure (Total Replacement, Partial Replacement, and Revision & Hip Resurfacing), By End-User (Hospitals & Ambulatory Surgery Centers, Orthopedic Clinics, and Others) and Regional Forecast, 2021-2028. Report ID: FBI100247. (source)
4. Information based on internal research conducted by CytexOrtho.

OUR TRACTION

Our Cutting-edge IP is Patented, With Clinical Studies Beginning Next Year

Given the novel nature of our implant, CytexOrtho has been intentional about developing an intellectual property portfolio to protect its interests, particularly in the United States, but also in strategic countries throughout the world where the market is large for innovative medical products and procedures. In the U.S., we have secured five different patents that cover the technology, cartilage repair processes, and surgical methods for resurfacing joints, providing us with an advantageous market position inside this untapped industry.


5 U.S. Patents
CytexOrtho is well poised to take the next steps.
We are preparing for an FDA IDE submission to begin our first-in-human studies.
$17M
In Non-Dilutive Funding

Our diligence has already paid off. With more than $17 million in non-dilutive funding, CytexOrtho is poised to take the next step, which is patient trials. We are currently preparing for the FDA IDE submission that will enable our first clinical trial, scheduled for next year.

WHY INVEST

CytexOrtho is Committed to Helping Millions Living with OA

CytexOrtho's groundbreaking surgical implant is one of the first viable solutions to give the millions of patients suffering from hip disease hope for a better life.

We have the tech, team, and traction to innovate in an untapped hip preservation market within the orthopedic surgery space. Moreover, we believe the versatility of our implant will make it the go-to treatment option for those suffering from joint damage and OA.

With the targeted amount of funds we are seeking to raise in the short-term, we expect to continue to drive and expand the hip implant indication and use, while extending our product portfolio to other joints as well.


" The next frontier in the treatment of early hip arthritis is undoubtedly the capacity to replace damaged cartilage permitting patients to return to full activities rather than taking pain meds and awaiting their joint replacement at an older age. What is unique about CytexOrtho is their cartilage replacement is backed up by years of award-winning research permitting the replacement of large portions of cartilage that can sustain the rigors of daily life. "
Paul Beaulé, MD, Head of Orthopaedic Surgery, The Ottawa Hospital

**Paul Beaulé is on the Clinical Advisory Board for CytexOrtho.*

Join us on our journey to revolutionize osteoarthritis treatment, and become a shareholder in CytexOrtho today.


CytexOrtho's groundbreaking surgical implant is one of the first viable solutions to give the millions of patients suffering from hip disease hope for a better life.
Join us today on our journey to revolutionize ostearthirits treatment.

In the Press

AAOS American Academy of Orthopaedic Surgeons | tms | NC State University | WRAL TechWire 20

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Meet Our Team



Bradley Estes, PhD

CEO

Brad has held various research and development positions in the medical device industry in addition to acting as a consultant for both small, start-up and large, established medical device companies. Brad started his career in the orthopedic division of Medtronic and spent almost a decade commercializing products in key growth markets, including products with difficult regulatory paths. In total, he has over 25 years of industry experience in medical device design, research and development of orthopedic devices, FDA interactions for the purposes of regulatory approvals, and launching novel orthopedic inventions from lab to marketplace. Dr. Estes leads the Cytex team in applying regenerative medicine techniques to novel solutions for unmet needs in orthopedic medicine. Dr. Estes is an inventor with over 50 patents associated with medical devices. Dr. Estes earned a Ph.D. in Biomedical Engineering from Duke University.



Franklin Moutos, PhD

VP Technology

Frank is also one of the co-founders of CytexOrtho. He has an extensive background and experience in medical applications of textiles and biomaterials, specifically those used in medical devices. Dr. Moutos has been involved in the development of new technologies for the treatment of osteoarthritis and related degenerative joint diseases using various biomaterials, stem cells, and gene therapies. During his pursuit of his Ph.D. while conducting various research in tissue regeneration, Frank helped develop the woven textile methods and processes that are now incorporated into the novel, CytexOrtho 3D printed implant. Dr. Moutos is a multiple patent holder, and he received his Ph.D. in Biomedical Engineering from Duke University.

No Social Media accounts



Farshid Guilak, PhD

Board Chair, Co-founder

Farsh is a Professor of Orthopaedic Surgery at Washington University, Director of Research for the St. Louis Shriners Hospitals for Children, and co-director of the Washington University Center of Regenerative Medicine. His laboratory is currently pursuing a multidisciplinary approach to investigate the etiology and pathogenesis of various musculoskeletal diseases – particularly arthritis – as a basis for developing new bioengineering-based therapies. He has published over 300 articles in peer-reviewed journals and has co-edited four books. He is the past-president of the Orthopaedic Research Society and former editor-in-chief of the Journal of Biomechanics. He has won several national and international awards for his research. In addition to his many academic responsibilities, Dr. Guilak is the current Chairman of the Board at CytexOrtho.



Dave Nolan

Non-executive Director

Dave is a results-oriented leader with over 20 years of business development experience. Formerly of Zimmer Biomet, Dave successfully executed organic and inorganic growth strategies to deliver strong operating performance and stock price appreciation. Mr. Nolan provides key business development experience to the CytexOrtho Board of Directors due to his in-depth knowledge of domestic and international sales and operations and significant experience in strategic planning, financial management, mergers and acquisitions, and business integration.

No Social Media accounts



Barry Myers, MD, PhD

Non-executive director

Barry has considerable experience in both business and academic leadership. In addition to his current roles as an Executive-in-Residence at Pappas Ventures and as a Professor of Biomedical Engineering at Duke, Dr. Myers maintains an active consulting practice, advising clients concerned with product safety. He is recognized as a world leader in injury research and product safety, with over 100 publications. Rounding out this experience, he has also served as past Managing Director of the Duke Office of Licensing and Ventures. Dr. Myer's scientific and business background add significant insight for both product and business development as a member of the Board of Directors at CytexOrtho.



Christine Estes

Director of Business and Finance

Christine oversees daily business operations, finance, and federal compliance efforts. Ms. Estes has over 10 years of experience in financial management and has held various positions in small and large businesses, including software consulting, management training, tax preparation, and human resource roles. Ms. Estes has extensive training and acquired expertise in federal grants management and holds a B.S. in Mathematics from Vanderbilt University.



Vincent Willard, PhD

Director of Research

Vince has extensive experience in molecular and stem cell biology toward developing engineered cartilage with specific genetic, biochemical, and mechanical properties. At CytexOrtho, Dr. Willard spearheads research efforts on current and next generation technology. Through his 15+ years of research experience, Dr. Willard has led numerous interdisciplinary teams to complete projects in a variety of bioengineering subjects including articular cartilage and fibrocartilage biology and tissue engineering, orthopaedic tissue biomechanics and interspecies comparisons, pluripotent stem cell differentiation, and gene therapy. Dr. Willard earned his Ph.D. in Biomedical Engineering from Rice University.



Nikhil Gheewala, PhD

Director of Product Development

Nikhil has over 15 years of experience in tissue engineering research and product development in both academic and small business environments. In his current position at CytexOrtho, he draws upon his R&D experience in controlled GLP, GMP and cGMP quality system environment to drive complex products through preclinical and clinical translation towards commercial manufacturing. Nikhil received his Ph.D. in Bioengineering from Rice University.



Laura Tormey

Manager of Product Development

Laura has significant engineering experience in the biotechnology industry with expertise in development and manufacturing of polymer-based devices for clinical applications. She also has extensive experience developing and validating systems for manufacturing and quality control of polymer structures. In her role at CytexOrtho, she draws upon these experiences to design manufacturing processes and quality procedures to produce scaffolds (our implants) that support cartilage tissue growth in pre-clinical and human studies. Laura has a BS in Mechanical Engineering from the University of Alaska, and she is currently pursuing a MNAE (Masters of Nanoengineering) at North Carolina State University.



Tara Boykin

Administrative Assistant

Tara serves a variety of roles at CytexOrtho including bookeeping, report and documentation preparation, and office support. Ms. Boykin has 10+ years of experience in areas of data management, payroll administration, research finance, records management, and financial and accounting software.

Offering Summary

Company	:	Cytex Therapeutics, Inc.
Corporate Address	:	2609 N. Duke Street, Suite 303A, Durham, NC 27704
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Series B-CF Non-Voting Common Stock
Minimum Number of Shares Offered	:	5,000
Maximum Number of Shares Offered	:	535,000
Price per Share	:	$2.00
Pre-Money Valuation	:	$18,183,464.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus Share info below.

Time-Based:

Friends and Family Early Birds Bonus

Invest within the first 72 hours and receive 20% bonus shares. Please note that bonus shares are not cumulative with later time-based bonuses.

Super Early Bird Bonus

Invest within the first 7 days after launch date and receive 15% bonus shares. Please note that bonus shares are not cumulative with later time-based bonuses.

Early Bird Bonus

Invest in the second week after launch and receive 10% bonus shares.

Amount-Based:

Tier 1 | $500-$999

Investor's Club membership, which provides quarterly updates

Tier 2 | $1,000-$1,999

Receive 5% Bonus Shares + Investor's Club membership

Tier 3 | $2,500-$4,999

Receive 10% Bonus Shares + Investor's Club membership. Please note that bonus shares are not cumulative with lower tier bonuses.

Tier 4 | $5,000-$9,999

Receive 15% Bonus Shares + Investor's Club membership. Please note that bonus shares are not cumulative with lower tier bonuses.

Tier 5 | $10,000-$24,999

Receive 20% Bonus Shares + Investor's Club membership + meet the founders on a video call (or in person at investor expense). Please note that bonus shares are not cumulative with lower tier bonuses.

Tier 6 | $25,000+

Receive 25% Bonus Shares + Investor's Club membership + meet the founders on a video call (or in person at investor expense). Please note that bonus shares are not cumulative with lower tier bonuses.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Cytex Therapeutics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine investors will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1000 shares of Series B-CF Non-Voting Common Stock at $2.00 / share, you will receive 1100 shares for $2000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Important Provisions in your Subscription Agreement

Pursuant to the subscription agreement the Company may require Investors to establish an account with StartEngine Primary LLC so that the Securities can be recorded on the books of the Company as being held by the StartEngine Primary, LLC as "Nominee" in omnibus as legal holder of record of the securities. If this election is made Investors will appear on the books of the Nominee as the beneficial owner of the Securities. Each Investor agrees that in the event it does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Each Investors further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Investor's name, provided that the Company pay all costs of such transfer. Each Investor agrees that in the event it does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

The subscription agreement also includes drag-along provisions which limit holders of Securities from voting against or exercising appraisal rights in the event of a change in control of the Company meeting the conditions of the drag-along provisions.

In addition, your subscription agreement provides that, notwithstanding anything contained in the Organizational Documents to the contrary, if the Board of Directors determine in good faith that issuance or delivery of shares of capital stock or other securities (the "Future Securities") to any investor in connection with any recapitalization or change in control of the Company, irrespective of whether it is related to the exercise of any drag-along provisions set forth in the Organizational Documents, would violate applicable law, rule or regulation (including without limitation applicable state law or the Securities Act), then your right to receive the Future Securities (or to make a choice about the form of consideration to be received in such transaction) may be limited and you may be required to accept a cash payment equal to the fair market value of such Future Securities, as determined in good faith by the Board of Directors.

Please review the subscription agreement you will sign in connection with this offering and Company's Charter and Bylaws (the "Organizational Documents") for more information. A copy of the Organizational Documents in included as an exhibit.

Irregular Use of Proceeds

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company. The Company has full discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements. If we raise more than $2.5 million from this offering in combination with other financings between December 6, 2022 and December 6, 2023, we will be required to repay all or a portion of the outstanding balance on our NC Biotechnology Center loan. These payments may not be triggered by this offering so are not reflected in our discussion of Uses of Proceeds. Some of the proceeds from this fundraising event will be used to pay the salaries of the Company's executives, officers, and directors along with the rest of its employees. The salaries for these positions vary, but currently fall in the range of $50,000 - $150,000 per year. Some of the proceeds may also be used to pay stipends to our Independent Directors. Independent Directors' stipends are anticipated to be approximately $10,000 per year. As discussed above, we compensate our executive officers and members of our board of directors and have entered into service contracts with these individuals. The Company has been primarily grant funded since its inception. Due to the nature of grant awards, only a very limited amount of these awards may be used to pay staff salaries, as the majority of each award is intended to fund research endeavors. Because of this, the Company is in need of additional capital to support the salaries of all of its staff, which includes some employees who are also executives, officers, and directors. Therefore, some of the proceeds from this fundraising event will be used to pay the salaries of the Company's executives, officers, and directors along with the rest of its employees. The salaries for these positions vary, but currently fall in the range of $50,000 - $150,000 per year and may be supplemented with an additional annual bonus equaling 10-15% of annual salaries. Some of the proceeds may also be used to pay stipends to our Independent Directors. Independent Directors' stipends are anticipated to be approximately $10,000 per year. The Company will also use the proceeds of this fundraising event to pay its vendors, some of whom will be paid in excess of $10,000. These vendors may provide research services to support the advancement of the Company's products towards commercialization, or they may provide other products or services that the Company needs to conduct business, such a lease payments, health insurance for the Company's staff, intellectual property fees, or fees to StartEngine.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Dr. Estes: We all know someone burdened with arthritis. 32.5 million adults in the US suffer from osteoarthritis, and they're younger than you'd think. 60% are actually between the ages of 18 and 64. These active patients avoid hip replacements because they wear out too quickly, but no other good solution exists. CytexOrtho is changing that

Dr. Moutos: CytexOrtho's technology is backed by over 20 years of award-winning research and we're bridging the treatment gap for younger patients with a breakthrough in hip joint restoration.

Dr. Estes: The CytexOrtho implant restores the damaged portion of your joint, preserving the rest. Our patented technology works with your body's natural healing process. The biggest advantage is that our technology naturally restores joints instead of artificially replacing them, making it appropriate for younger patients. This treatment offers immediate improvement in mobility and functionality. The implant is slowly absorbed, allowing natural tissues to grow back in its place, renewing your joint. This is the technology they've been waiting for.

Ms. Zerkovska: My career was at its peak when I learned I had moderate osteoarthritis in both hips! The news was devastating. A hip replacement at 35 is not an acceptable option because it will end my career, but without relief from my pain, my career is also over. I need a treatment that relieves me from my pain and lets me keep dancing!

Dr. Clohisy: Full thickness articular cartilage defects are one of the major challenges we have in hip preservation surgery. Cytexortho's technology has great potential to improve our surgical procedures and to improve the clinical outcomes for our young patients."

Dr. Moutos: The Preventive Care market for the hip is untapped and represents a $1 Billion opportunity in the US alone. Our technology is protected by 5 US patents, and we've won many awards, including a lifetime achievement award from the American Academy of Orthopaedic Surgeons.

Dr. Estes: We have been awarded more than $17 million in grant funding to develop our technology, and now we're moving to our next phase, patient trials.

Dr. Moutos: CytexOrtho, Renew your joints, restore your life!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CYTEX THERAPEUTICS, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF SEPTEMBER, A.D. 2022, AT 3:31 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

4193746 8100
SR# 20223620444

Authentication: 204486183
Date: 09-27-22

20220922

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:31 PM 09/26/2022
FILED 03:31 PM 09/26/2022
SR 20223620444 - File Number 4193746

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CYTEX THERAPEUTICS, INC.

Cytex Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Cytex Therapeutics, Inc. (the "**Corporation**"). The Corporation was originally incorporated in the State of Delaware on July 21, 2006 pursuant to the Certificate of Incorporation filed with the Secretary of State of the State of Delaware on that date. The Company filed an amendment to its Certificate of Incorporation with the Secretary of State of Delaware on March 1, 2022.

2. This Amended and Restated Certificate of Incorporation has been adopted by the Corporation and its stockholders pursuant to Section 228, Section 242 and Section 245 of the General Corporation Law of the State of Delaware.

3. The Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed this 26th day of September, 2022.

Cytex Therapeutics, Inc.

Bradley Estes, Ph.D.
Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CYTEX THERAPEUTICS, INC.

A DELAWARE CORPORATION

I.

The name of the corporation is CYTEX THERAPEUTICS, Inc. (the "**Corporation**").

II.

The registered office of the Corporation in the State of Delaware shall be 1000 N. King Street, New Castle County, Wilmington, DE 19801. The registered agent at such address is YCS&T Services LLC.

III.

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

IV.

A. This Corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is Forty Million (40,000,000), each having a par value of $0.00025, consisting of:

1. Thirty Seven Million Four Hundred Fifty Thousand (37,450,000) shares of the authorized Common Stock of the Corporation that are hereby designated as "Series A Voting" shares (collectively, the "***Series A Voting Common Stock***"); and

2. Two Million Five Hundred and Fifty Thousand (2,550,000) shares of the authorized Common Stock of the Corporation that are hereby designated as "Series B-CF Non-Voting" shares (collectively, the "***Series B-CF Non-Voting Common Stock***" together with the Series A Voting Common Stock, the "***Common Stock***").

B. COMMON STOCK

1. Redesignation of Common Stock and Prior Stock Split. Upon the filing and effectiveness (the "***Effective Time***") pursuant to the General Corporation Law of this Amended and Restated Certificate of Incorporation of the Corporation, the existing outstanding shares of Common Stock of the Corporation shall, without any action by the holder thereof, be re-designated as Series A Voting Common Stock as defined herein. Effective as of March 1, 2022, every one (1) share of Series A Voting Common Stock (at that time designated as "Common Stock") then outstanding or held by the Corporation as treasury stock immediately prior to March 1, 2022 is and shall be, automatically and without any action

on the part of the respective holders thereof, be split into four (4) fully paid, nonassessable shares of Series A Voting Common Stock, with a corresponding adjustment to the par value of such shares (the "***Forward Stock Split***"). Each certificate (or notice of issuance of uncertificated shares) that represents shares of Common Stock ("***Old Certificates***"), shall hereafter represent that number of shares of Series A Voting Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been split and re-designated. The authorized number of shares of Common Stock as set forth above as of the Effective Date shall not be affected by the Forward Stock Split.

2. General. The Series A Voting Common Stock and the Series B-CF Non-Voting Common Stock shall be identical in all rights and preferences with respect to the Corporation except the Series B-CF Non-Voting Common Stock shall have no voting rights on matters of the Corporation except as otherwise required under law. The holders of the Series A Voting Common Stock are entitled to one vote for each share of Series A Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); when required to vote under applicable law, the Series B-CF Non-Voting Common Stock are entitled to one vote for each share of Series B-CF Non-Voting Common Stock held. Unless required by law, there shall be no cumulative voting. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board and subject to any preferential dividend rights of any then outstanding preferred stock of the Corporation. Upon the dissolution or liquidation of the Corporation, whether voluntary of involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential rights of any then outstanding preferred stock of the Corporation.

3. Adjustment to Authorized Shares of Series B-CF Non-Voting Common Stock. The number of authorized shares of Series B-CF Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

4. Automatic Conversion of Series B-CF Non-Voting Common Stock.

a. Defined Terms: For purposes hereof:

(i) "***Automatic Conversion Time***" shall mean either the Company Automatic Conversion Time (as defined below), the Trading Market Automatic Conversion Time (as defined below) or the CF-SPV Automatic Conversion Time (as defined below).

(ii) A "***CF SPV***" shall mean a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended ("***Regulation CF***").

(iii) The "***CF SPV Equity Interests***" shall mean the equity interests of the CF SPV issued upon conversion of the Series B-CF Non-Voting Common Stock.

(iv) The "***Conversion Equity***" shall mean the shares of Series A Voting Common Stock, Voting Traded Stock (as defined below) and/or CF SPV Equity Interests issued to the holders of Series B-CF Non-Voting Common Stock pursuant to this Section 3.

(v) "***Trading Market***" means that (i) shares of Voting Traded Stock (as defined below) are listed for trading (whether or not in connection with an initial public offering of such shares), (ii) that one or more registered broker-dealers are quoting bids and asked prices on the Voting

Traded Stock, (iii) or that transfers of the Voting Traded Stock are being effected through an Automated Trading System (ATS) regulated by the Securities and Exchange Commission or are being transferred through a regulated or unregulated public or private blockchain or other transfer system in which buyers and sellers can effect transactions, provided that in the case of clauses (ii) and (iii) the Board of Directors of the Corporation has authorized the trading system..

b. Automatic Conversion Triggers. In addition to any contractual conversion rights set forth in any agreement between the Corporation and any holder of shares of Series B-CF Non-Voting Common Stock:

(i) Shares of Series B-CF Non-Voting Common Stock shall be converted on a one-for-one (1-for-1) share basis, as adjusted for stock dividends, stock divisions or combinations, into shares of Series A Voting Common Stock as and when declared by the Board of Directors and approved by the holders of at least a majority of the then issued and outstanding shares of Series A Voting Common Stock (the "***Company Automatic Conversion Time***");

(ii) upon the development of any Trading Market for the shares of Series A Voting Common Stock or other class into which the Series A Voting Common Stock is reorganized (collectively, "***Voting Traded Stock***"), then all outstanding shares of Series B-CF Non-Voting Common Stock shall automatically be converted into shares of Voting Traded Stock, at a conversion rate of one (1) share of Series B-CF Non-Voting Common Stock for one (1) share of the Voting Traded Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Traded Stock)(the time of such event, the "***Trading Market Automatic Conversion Time***"); *provided*, *however*, that the Corporation may require each holder of Series B-CF Non-Voting Common Stock to enter into a customary market standoff agreement in a form acceptable to the Corporation before any shares of Voting Traded Stock may be issued to such holder.;

(iii) in the event the Board of Directors of the Corporation determines in good faith that it is advisable to and permissible for the Corporation to utilize a CF SPV in the future, then all outstanding shares of Series B-CF Non-Voting Common Stock shall automatically be converted into CF SPV Equity Interests, at a conversion rate of one (1) share of Series B-CF Non-Voting Common Stock for one (1) unit or corresponding membership interest in the CF SPV (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the CF SPV Equity Interests)(the time of such event, the "***CF SPV Automatic Conversion Time***"); *provided, however*, that the Corporation may require each holder of Series B-CF Non-Voting Common Stock to enter into an operating agreement that complies with the requirements of Regulation CF, and/or market standoff agreement in a form acceptable to the Corporation before any CF SPV Equity Interests may be issued to such holder.

c. Mechanics of Conversion. In the event of mandatory conversion pursuant to subparagraph 3(b), all affected holders of record of shares of Series B-CF Non-Voting Common Stock shall be sent written notice of such conversion and the place designated for conversion of all such shares of Series B-CF Non-Voting Stock pursuant thereto. Such notice need not be sent in advance. Upon receipt of such notice, each holder of shares of Series B-CF Non-Voting Common Stock in certificated form (if any) shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series B-CF Non-Voting Common Stock converted pursuant hereto, including the rights, if any, to receive notices and, to the extent provided by applicable law, vote (other than as a holder of Conversion Equity) with respect to such shares, will terminate at the Automatic Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only for the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefore, to receive the items provided for in the following sentence. As soon as practicable following the Automatic Conversion Time, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, either by a certificate or certificates for, or book entry of, the number of full shares or interest of Conversion Equity issuable on such conversion in accordance with the provisions hereof. Any shares of Series B-CF Non-Voting Common Stock converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series B-CF Non-Voting Common Stock accordingly.

5. **General Provisions Applicable to Automatic Conversion.**

a. Any shares of Series B-CF Non-Voting Common Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series B-CF Non-Voting Common Stock following redemption, conversion or acquisition.

b. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series B-CF Non-Voting Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

V.

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors.

B. For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

C. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

D. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

E. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors.

F. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

G. Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

VI.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

VII.

A. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

B. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

VIII.

A. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

B. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VIII in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

IX.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

X.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

XI.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "**Excluded Opportunity**" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of capital stock of the Corporation or any affiliate, partner, member, director, shareholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "**Covered Person**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article XI will only be prospective and will not affect the rights under this Article XI in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

BYLAWS

OF

CYTEX THERAPEUTICS, INC.,

A DELAWARE CORPORATION

BYLAWS

OF

CYTEX THERAPEUTICS, INC.

ARTICLE I
OFFICES

1. Principal Office. The principal office of the Corporation shall be located in *____________ County, North Carolina or such other place as is designated by the Board of Directors.

2. Registered Office. The registered office of the Corporation required by law to be maintained in the State of Delaware may be, but need not be, identical with the principal office.

3. Other Offices. The Corporation may have offices at such other places, either within or without the State of Delaware, as the Board of Directors may from time to time determine or as the affairs of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

1. Place of Meetings. All meetings of stockholders shall be held at the principal office of the Corporation or at such other place, either within or without the State of Delaware, as shall be designated in the notice of the meeting or agreed upon by the Board of Directors, the President or the Chief Executive Officer. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided by law.

2. Annual Meeting. Unless directors are elected by written consent in lieu of an annual meeting, the annual meeting of the stockholders shall be held on a date during the month of April and at a time (except a Saturday, Sunday or a legal holiday) determined by the Board of Directors, for the purpose of electing Directors of the Corporation and for the transaction of such other business as may be properly brought before the meeting.

3. Substitute Annual Meeting. If the annual meeting shall not be held in accordance with the provisions of Section 2 of this Article II a substitute annual meeting may be called in accordance with the provisions of Section 4 of this Article II. A meeting so called shall be designated and treated for all purposes as the annual meeting. The shares represented at such substitute annual meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting.

4. Special Meetings. Special meetings of the stockholders may be called at any time by the President, the Secretary or the Board of Directors of the Corporation, but such special meetings may not be called by any other person or persons.

5. Notice of Meetings.

(a) Written or printed notice stating the time and place, if any, of the meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting shall be delivered not less than ten (10) nor more than sixty (60) days before the date thereof, by or at the direction of the Board of Directors, President, Secretary or other person calling the meeting, to each stockholder of record entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the Delaware General Corporation Law) by the stockholder to whom the notice is given. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the Delaware General Corporation Law. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at such stockholder's address as it appears on the record of stockholders of the Corporation, with postage thereon prepaid.

(b) In the case of an annual or substitute annual meeting, the notice of meeting need not specifically state the business to be transacted thereat unless it is a matter, other than election of Directors, on which the vote of the stockholders is expressly required by the provisions of the Delaware General Corporation Law. In the case of a special meeting, the notice of meeting shall specifically state the purpose or purposes for which the meeting is called.

(c) When a meeting is adjourned for thirty (30) days or more, or when a new record date is fixed after the adjournment for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. When a meeting is adjourned for less than thirty (30) days in any one adjournment and a new record date is not fixed, it is not necessary to give any notice of the time and place, (if any, or the means of remote communication, if any,) of the adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which the adjournment is taken.

6. Voting Lists. The Secretary shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably

9. Proxies. Shares may be voted either in person or by one or more agents authorized by a written proxy executed by the stockholder or by such stockholder's duly authorized attorney-in-fact. A proxy is not valid after the expiration of three years from the date of its execution, unless the person executing it specifies therein the length of time for which it is to continue in force, or limits its use to a particular meeting. Proxies may be provided in any form or manner permitted by applicable law.

10. Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman's absence by the Vice Chairman of the Board, if any, or in the Vice Chairman's absence by the Chief Executive Officer (if one has been duly elected), or in the Chief Executive Officer's absence by the President, or in the President's absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designed by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules and Procedures. The Board of Directors may adopt by resolution such rule, regulations and procedures for the conduct of any meeting of stockholders as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulation or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restriction on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

11. Informal Action by Stockholders.

(a) Any action which is required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed and dated by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated consent must be delivered to the Corporation, whether done before or after the action so taken, but in no event later than sixty (60) days after the earliest dated consent delivered in accordance with Section 228 of the Delaware General Corporation Law. When corporate action is taken without a meeting by less than unanimous written consent, prompt notice shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

(b) Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(c) Electronic Transmission of Consents. A telegram, cablegram, or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (A) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (B) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE III
DIRECTORS

1. General Powers. The business and affairs of the Corporation shall be managed by the Board of Directors or by such committees as the Board of Directors may establish pursuant to these Bylaws.

2. Number, Term and Qualification. Except as otherwise provided in the Certificate of Incorporation, the number of Directors which shall constitute the whole Board of Directors shall be determined from time to time by resolution of the stockholders or the Board of Directors, but in no event shall be less than one. Each Director shall hold office until such Director's death, resignation, retirement, removal, disqualification, or such Director's successor is elected and qualifies. Directors need not be residents of the State of Delaware or stockholders of the Corporation.

3. Election of Directors. Except as provided in Section 5 of this Article III and unless directors are elected by written consent in lieu of an annual meeting, the Directors shall be elected at the annual meeting of stockholders. Those persons who receive the highest number of votes shall be deemed to have been elected. Unless otherwise provided in the Certificate of Incorporation, election of Directors shall be by written ballot. Any requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxyholder.

4. Removal; Resignation. Directors may be removed from office with or without cause by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of Directors. If a director is elected by a voting group of stockholders, only the stockholders of that voting group may participate in the vote to remove him. If any Directors are so removed, new Directors may be elected at the same meeting. Any Director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later time or upon the happening of some later event.

5. Vacancies. A vacancy occurring in the Board of Directors, including, without limitation, a vacancy created by an increase in the authorized number of Directors or resulting from the stockholders' failure to elect the full authorized number of Directors, may be filled by a vote of a majority of the Directors then in office or, if the Directors remaining in office constitute less than a quorum of the Directors, by the affirmative vote of a majority of all remaining Directors or by the sole remaining Director. If the vacant office was held by a Director elected by a voting group, only the remaining Director or Directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy. A Director elected to fill a vacancy shall be elected for the unexpired term of such Director's predecessor in office. The stockholders may elect a Director at any time to fill any vacancy not filled by the Directors.

6. Compensation. The Board of Directors may provide for the compensation of Directors for their services as such and may provide for the payment of any and all expenses incurred by the Directors in connection with such services.

7. Committees.

(a) The Board of Directors, by resolution adopted by a majority of the Directors then in office, may designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (a) adopting, amending or repealing any bylaw of the Corporation or (b) approving or adopting, or recommending to the stockholders any action or matter expressly required by law to be submitted to stockholders for approval. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and make such reports to the Board of Directors as the Board of Directors may request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the Directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the conduct of its business by the Board of Directors.

(b) Any resolutions adopted or other action taken by any such committee within the scope of the authority delegated to it by the Board of Directors shall be deemed for all purposes to be adopted or taken by the Board of Directors. The designation of any committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility or liability imposed upon it or him by law.

(c) If a committee member is absent or disqualified, the qualified members present at a meeting, even if not a quorum, may unanimously appoint another Board of Directors member to act in the absent or disqualified member's place.

(d) Regular meetings of any such committee may be held without notice at such time and place as such committee may fix from time to time by resolution. Special meetings of any such committee may be called by any member thereof upon not less than two day's notice stating the place, date and hour of such meeting, which notice may be given by any usual means of communication. Any member of a committee may waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person. The notice of a committee meeting need not state the business proposed to be transacted at the meeting.

(e) A majority of the members of any such committee shall constitute a quorum for the transaction of business at any meeting thereof, and actions of such committee must be authorized by the affirmative vote of a majority of the members of such committee.

(f) Any member of any such committee may be removed at any time with or without cause by resolution adopted by a majority of the Board of Directors.

(g) Any such committee shall elect a presiding officer from among its members and may fix its own rules of procedure which shall not be inconsistent with these Bylaws. It shall keep regular minutes of its proceedings and report the same to the Board of Directors for its information at the meeting thereof held next after the proceedings shall have been taken.

ARTICLE IV
MEETINGS OF DIRECTORS

1. Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place as shall be determined from time to time by the Board of Directors. If an annual meeting of the stockholders is convened, a regular meeting of the Board of Directors may be held immediately after, and at the same place as, the annual meeting of stockholders.

2. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board (if one has been duly elected), the President, the Chief Executive Officer (if one has been duly elected) or any two Directors.

3. Notice of Meetings.

(a) Regular meetings of the Board of Directors may be held without notice.

(b) The person or persons calling a special meeting of the Board of Directors shall, at least two days before the meeting, give notice thereof by any usual means of communication. Such notice need not specify the business to be transacted at, or the purpose of, the meeting that is called. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten (10) days in any one adjournment.

4. Quorum. A majority of the Directors in office immediately before the meeting shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.

5. Manner of Acting.

(a) The act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless a greater number is required by law, the Certificate of Incorporation, or a bylaw adopted by the stockholders.

(b) A Director of the Corporation, who is present at a meeting of the Board of Directors at which action on any corporate matter is taken, shall be presumed to have assented to the action taken unless such Director's contrary vote is recorded or such Director's dissent is otherwise entered in the minutes of the meeting or unless he or she shall file such Director's written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right of dissent shall not apply to a Director who voted in favor of such action.

6. Action By Consent. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may by taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

7. Attendance by Telephone. Any one or more Directors or members of a committee may participate in a meeting of the Board of Directors or committee by means of a conference telephone or similar communications device which allows all persons participating in the meeting to hear each other, and such participation in the meeting shall be deemed presence in person at such meeting.

ARTICLE V
OFFICERS

1. Number. The officers of the Corporation shall consist of such officers as the Board of Directors may elect, including a Chief Executive Officer, a President, a Secretary, a Treasurer, and Vice Presidents, Assistant Secretaries, Assistant Treasurers and other such officers. Any two or more offices, other than that of President and Secretary, may be held by the same person. In no event, however, may an officer act in more than one capacity where action of two or more officers is required.

2. Election and Term. The officers of the Corporation shall be elected by the Board of Directors. Such election may be held at any regular or special meeting of the Board of Directors or without a meeting by consent as provided in Article IV, Section 6 of these Bylaws. Each officer shall hold office until such officer's death, resignation, retirement, removal, disqualification, or until such officer's successor is elected and qualifies, unless a different term is specified in the resolution electing such officer.

3. Removal. Any officer elected by the Board of Directors may be removed by the Board of Directors with or without cause.

4. Compensation. The compensation of all officers of the Corporation shall be as fixed or allowed from time to time by the Board of Directors.

5. Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board of Directors, supervise and control the management of the Corporation in accordance with these Bylaws. The Chief Executive Officer shall, in the absence of a Chairman of the Board of Directors, preside at all meetings of the Board of Directors and stockholders; shall sign, with any other proper officer, certificates for shares of the Corporation and any deeds, mortgages, bonds, contracts, or other instruments which may be lawfully executed on behalf of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be delegated by the Board of Directors to some other officer or agent; and, in general, shall perform all duties incident to the office and such other duties as may be prescribed by the Board of Directors from time to time.

6. President. If the Board of Directors has not designated the Chairman of the Board or another officer as the Chief Executive Officer, the President shall be the Chief Executive Officer and perform the duties and exercise the powers of that office. In addition, the President shall perform all duties incident to the office of President and such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. If the Board of Directors has designated a Chief Executive Officer, the President shall, in the absence or disability of the Chief Executive Officer, exercise the powers of that office.

7. Vice Presidents. The Vice Presidents, in the order of their appointment, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the Chief Executive Officer and the President, perform the duties and exercise the powers of such office. In addition, they shall perform such other duties and have such other powers as the Chief Executive Officer, President or the Board of Directors shall prescribe.

8. Secretary. The Secretary shall perform all duties incident to the office of Secretary and such other duties as the Chief Executive Officer, President or the Board of Directors may from time to time prescribe. The Secretary shall keep accurate records of the acts and proceedings of all meetings of stockholders, Board of Directors, and committees thereof; shall give all notices required by law and by these Bylaws; shall have general charge of the corporate books and records and of the corporate seal; and shall affix the corporate seal to any lawfully executed instrument requiring it. The Secretary shall have general charge of the stock transfer books of the Corporation and shall keep, at the registered or principal office of the Corporation, a record of stockholders showing the name and address of each stockholder and the number and class of the shares held by each. The Secretary shall sign such instruments as may require the Secretary's signature, and, in general, attest the signature or certify the incumbency or signature of any other officer of the Corporation.

9. Treasurer. The Treasurer shall perform all duties incident to the office and such other duties as the Chief Executive Officer, President or the Board of Directors may from time to time prescribe. The Treasurer shall have custody of all funds and securities belonging to the Corporation and shall receive, deposit or disburse the same under the direction of the Board of Directors; and shall keep full and accurate accounts of the finances of the Corporation in books especially provided for that purpose, which may be consolidated or combined statements of the

Corporation and one or more of its subsidiaries as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for the year unless that information appears elsewhere in the financial statements. If financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.

10. Assistant Secretaries and Treasurers. The Assistant Secretaries and Assistant Treasurers shall, in the absence or disability of the Secretary or the Treasurer, perform the respective duties and exercise the respective powers of those offices, and they shall, in general, perform such other duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, President or the Board of Directors.

11. Controller and Assistant Controllers. The Controller, if one has been appointed, shall have charge of the accounting affairs of the Corporation and shall have such other powers and perform such other duties as the Board of Directors may from time to time prescribe. Each Assistant Controller shall have such powers and perform such duties as shall be assigned to them by the Controller or the Board of Directors, and the Assistant Controllers shall exercise the powers of the Controller during that officer's absence or inability to act.

12. Bonds. The Board of Directors, by resolution, may require any or all officers of the Corporation to give bond to the Corporation, with sufficient sureties, conditioned on the faithful performance of the duties of their respective offices and to comply with such other conditions as may from time to time be required by the Board of Directors.

ARTICLE VI
CONTRACTS, LOANS AND DEPOSITS

1. Contracts. The Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument on behalf of the Corporation, and such authority may be general or confined to specific instances.

2. Loans. No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

3. Checks and Drafts. All checks, drafts or other orders for the payment of money issued in the name of the Corporation shall be signed by such officer or officers, or agent or agents, of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such depository or depositories as the Board of Directors shall direct.

ARTICLE VII
CERTIFICATES FOR SHARES AND OTHER TRANSFERS

1. Certificates for Shares. Certificates representing shares of the Corporation shall be issued, in such form as the Board of Directors shall determine, to every stockholder for the fully paid shares owned by him, provided that the Board of Directors may provide that some or all of any or all classes or series of its stock shall be uncertificated shares. Certificates shall be signed by the Chairman or Vice-Chairman, if any, of the Board of Directors, the Chief Executive Officer, the President or any Vice President of the Corporation, and by the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer and sealed with the seal of the Corporation or a facsimile thereof. The signatures of any such officers upon a certificate may be facsimiles or may be engraved or printed or omitted if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who has signed or whose facsimile or other signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer at the date of its issue. The certificates shall be consecutively numbered or otherwise identified; and the name and address of the persons to whom they are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation.

2. Transfer of Shares. Transfer of shares shall be made on the stock transfer books of the Corporation only upon surrender of the certificates for the shares sought to be transferred by the record holder thereof or by such holder's duly authorized agent, transferee or legal representative. All certificates surrendered for transfer shall be canceled before new certificates for the transferred shares shall be issued.

3. Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer agents and one or more registrars of transfer and may require all stock certificates to be signed or countersigned by the transfer agent and registered by the registrar of transfers.

4. Restrictions on Transfer.

(a) If the Corporation has elected Subchapter S status under Section 1362 of the Internal Revenue Code of 1986, as amended, no stockholder or involuntary transferee shall dispose of or transfer any shares of the Corporation which such stockholder now owns or may hereafter acquire if such disposition or transfer would result in the termination of such Subchapter S status, unless such disposition or transfer is consented to by all stockholders of the Corporation. Any such disposition or transfer that does not comply with the terms of this Section 4 shall be void and have no legal force or effect and shall not be recognized on the share transfer books of the Corporation as effective.

(b) No stockholder or involuntary transferee shall dispose of or transfer any shares of the Corporation which such stockholder now owns or may hereafter acquire except as set forth in this Section 4. Any purported transfer or disposition of shares in violation of the terms of this Section 4 shall be void and the Corporation shall not recognize or give any effect to such transaction.

(c) An individual stockholder shall be free to transfer, during such stockholder's lifetime or by testamentary transfer, any or all of such stockholder's shares of the Corporation to such stockholder's spouse, any of such stockholder's children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings, or direct lineal descendents, whether by blood or by adoption, of such siblings or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a stockholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Corporation to its partners, stockholders or members, respectively, if there is no consideration for such transfer; but, in case of any such transfer, the transferee shall be bound by all the terms of this provision and no further transfer of such shares shall be made by such transferee except back to the stockholder who originally owned them or except in accordance with the provisions of this Section 4 of Article VII.

(d) Any stockholder, or transferee of such stockholder, who wishes to transfer all or any part of such stockholder's shares of the Corporation (hereinafter "offeror"), other than as permitted in subparagraph (c) above, first shall submit a written offer to sell such shares to the Corporation at the same price per share and upon the same terms and conditions offered by a bona fide prospective purchaser of such shares. Such written offer to the Corporation shall continue to be a binding offer to sell until: (1) rejected by the Corporation; or (2) the expiration of a period of thirty (30) days after delivery of such written offer to the Corporation, whichever shall first occur.

(e) Every written offer submitted in accordance with the provisions of this Section 4 shall specifically name the person to whom the offeror intends to transfer the shares, the number of shares which such offeror intends so to transfer to each person and the price per share and other terms upon which each intended transfer is to be made. Upon the termination of all such written offers, the offeror shall be free to transfer, for a period of three (3) months thereafter, any unpurchased shares to the persons so named at the price per share and upon the other terms and conditions so named, provided that any such transferee of those shares shall thereafter be bound by all the provisions of these Bylaws.

(f) Every written offer submitted to the Corporation shall be deemed to have been delivered when delivered to the principal office of the Corporation or if and when sent by prepaid certified mail, or delivered by hand to the President of the Corporation at the principal office of the Corporation.

(g) If any consideration to be received by the offeror for the shares offered is property other than cash, then the price per share shall be measured to the extent of the fair market value of such noncash consideration.

(h) The provisions contained herein shall not apply to the pledge of any shares of the Corporation as collateral for a loan but shall apply to the sale or other disposition of shares under any such pledge.

(i) In the event of any conflict between the terms of this Section 4 of Article VII and any written agreement between the Corporation and any stockholder of the Corporation, the terms of such written agreement shall control, and the provisions of this Section shall not be applicable.

(j) The restrictions set forth in this Section 4 shall terminate upon the closing of a public offering of securities of the Corporation registered under the Securities Act of 1933, as amended.

(k) Every certificate representing shares of the Corporation shall bear the following legend prominently displayed:

> "The shares represented by this certificate, and the transfer thereof, are subject to the restrictions on transfer provisions of the Bylaws of the Corporation, a copy of which is on file in, and may be examined at, the principal office of the Corporation."

5. Closing Transfer Books and Fixing Record Date.

(a) For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, such record date shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. Such determination of stockholders of record shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) For the purpose of determining the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, such record date, when no prior action by the Board of Directors is required by this chapter, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is filed with the Secretary of the Corporation. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the Delaware General Corporation Law, such record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) For the purpose of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

6. Lost Certificates. The Board of Directors may authorize the issuance of a new share certificate in place of a certificate claimed to have been lost or destroyed, upon receipt of an affidavit of such fact from the person claiming the loss or destruction. When authorizing such issuance of a new certificate, the Board of Directors may require the claimant to give the Corporation a bond in such sum as it may direct to indemnify the Corporation against loss from any claim with respect to the certificate claimed to have been lost or destroyed, or otherwise to indemnify the Corporation against such loss; or the Board of Directors may, by resolution reciting that the circumstances justify such action, authorize the issuance of the new certificate without requiring such a bond.

7. Holder of Record. The Corporation may treat as absolute owner of the shares the person in whose name the shares stand of record on its books just as if that person had full competency, capacity, and authority to exercise all rights of ownership irrespective of any knowledge or notice to the contrary or any description indicating a representative, pledge or other fiduciary relation or any reference to any other instrument or to the rights of any other person appearing upon its record or upon the share certificate; except that any person furnishing to the Corporation proof of his/her appointment as a fiduciary shall be treated as if he or she were a holder of record of the Corporation's shares.

8. Treasury Shares. Treasury shares of the Corporation shall consist of such shares as have been issued and thereafter acquired but not canceled by the Corporation. Treasury shares shall not carry voting or dividend rights, except rights in share dividends.

ARTICLE VIII
INDEMNIFICATION AND REIMBURSEMENT OF DIRECTORS AND OFFICERS

1. Indemnification for Expenses and Liabilities. Any person who at any time serves or has served (i) as a director, officer, employee or agent of the Corporation, (ii) at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or (iii) at the request of the Corporation as a trustee or administrator under an employee benefit plan, or is called as a witness at a time when he or she has not been made a named defendant or respondent to any Proceeding, shall have a right to be indemnified by the Corporation to the fullest extent from time to time permitted by law against Liability and Expenses in any Proceeding (including without limitation a Proceeding brought by or on behalf of the Corporation itself) arising out of his or her status as such or activities in any of the foregoing capacities.

The Board of Directors of the Corporation shall take all such action as may be necessary and appropriate to authorize the Corporation to pay the indemnification required by this provision, including without limitation, to the extent needed, making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him or her.

Any person who at any time serves or has served in any of the aforesaid capacities for or on behalf of the Corporation shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the rights provided for herein. Any repeal or modification of these indemnification provisions shall not affect any rights or obligations existing at the time of such repeal or modification. The rights provided for herein shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from this provision.

The rights granted herein shall not be limited by the provisions contained in Section 145 of the Delaware General Corporation Law or any successor to such statute.

2. Advance Payment of Expenses. The Corporation shall (upon receipt of an undertaking by or on behalf of the director, officer, employee or agent involved to repay the Expenses described herein unless it shall ultimately be determined that he or she is entitled to be indemnified by the Corporation against such Expenses) pay Expenses incurred by such director, officer, employee or agent in defending a Proceeding or appearing as a witness at a time when he or she has not been named as a defendant or a respondent with respect thereto in advance of the final disposition of such Proceeding.

3. Insurance. The Corporation shall have the power to purchase and maintain insurance (on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan) against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability.

4. Definitions. The following terms as used in this Article shall have the following meanings. "Proceeding" means any threatened, pending or completed action, suit, or proceeding and any appeal therein (and any inquiry or investigation that could lead to such action, suit, or proceeding), whether civil, criminal, administrative, investigative or arbitrative and whether formal or informal. "Expenses" means expenses of every kind, including counsel fees. "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), reasonable expenses incurred with respect to a Proceeding, and all reasonable expenses incurred in enforcing the indemnification rights provided herein. "Director," "officer," "employee" and "agent" include the estate or personal representative of a director, officer, employee or agent. "Corporation" shall include any domestic or foreign predecessor of this Corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

ARTICLE IX
GENERAL PROVISIONS

1. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and by the Certificate of Incorporation.

2. Seal. The corporate seal shall be in such form as may be approved from time to time by the Board of Directors. Such seal may be an impression or stamp and may be used by the officers of the Corporation by causing it, or a facsimile thereof, to be impressed or affixed or in any other manner reproduced. In addition to any form of seal adopted by the Board of Directors, the officers of the Corporation may use as the corporate seal a seal in the form of a circle containing the name of the Corporation and the state of its incorporation (or an abbreviation thereof) on the circumference and the word "Seal" in the center.

3. Waiver of Notice. Whenever any notice is required to be given to any stockholder or Director under the provisions of the Delaware General Corporation Law or under the provisions of the Certificate of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, Directors, or members of a committee of Directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

4. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

5. Notice by Electronic Transmission. Without limiting the manner by which notice may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the Delaware General Corporation Law, other than those enumerated in Section 232(e) of the Delaware General Corporation Law, in the Certificate of Incorporation, or these Bylaws, shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Electronic transmission shall mean any form of communication, including but not limited to facsimile telecommunication and electronic mail, not directly involving the physical transmission of paper, that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient.

6. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be

kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

7. Amendments. Except as otherwise provided herein, these Bylaws may be amended or repealed and new Bylaws may be adopted by the affirmative vote of the holders of a majority of the voting power of the Corporation, or, if the Certificate of Incorporation so permits, by the affirmative vote of a majority of the Directors then holding office at any regular or special meeting of the Board of Directors or by unanimous written consent.

8. All terms used in these Bylaws shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.

THIS IS TO CERTIFY that the above Bylaws were duly adopted by the Board of Directors of the Corporation, effective July 31, 2006.

Fred D. Hutchison, Secretary

Exhibit G to Form C

Test The Waters Materials

Newsletter

Dear CytexOrtho Newsletter Subscribers,

We have exciting news to share! CytexOrtho is preparing for a capital fundraising round on StartEngine.com and YOU will have a chance to be a CytexOrtho investor! StartEngine is a crowdfunding platform that allows everyday people to become investors in private companies like CytexOrtho. If you're interested in learning more about how equity crowdfunding works, click on the link below to learn how this works and how you can become a part of CytexOrtho's future! (Please note that our campaign is not yet live, the link below is for informational purposes only.) Investors that act early will also be eligible for bonuses. As our loyal friends and followers, we wanted you to be the first to know. We'll be in touch with more details soon!

For now, there's plenty of other news that we want to keep you updated on. Read on to find out what we're up to and the progress we are making towards our first clinical trial. Also learn about advances we are making with an eye to the future. We truly appreciate your interest and support!

Warmly,

The CytexOrtho Team

BREAKING NEWS: BECOME AN INVESTOR!

Would you like to become a part of CytexOrtho and help us advance this exciting technology? So many of you contact us to keep up with our progress, we decided to offer you the opportunity to be a part of making it happen! If you're interested in learning more about this, click on the link below to learn more about becoming a crowdfunding investor. Our campaign is not yet live, but we will send another email the moment it is. Investors that act early will be eligible for bonus shares!



CytexOrtho solves joint pain at the source by repairing and preserving joints, rather than replacing them. We exist to level up the quality of life for millions of people who suffer from chronic joint pain but have no good surgical solutions to help them. CytexOrtho's solution is a first-of-its-kind regenerative implant that restores joint function while renewing your body's natural joint tissues. Visit our website www.cytexortho.com to learn more about our technology.

Go To StartEngine >

IN THIS ISSUE

- Become an Investor
- Surgical Development
- Clinical Trial Update
- Next-Generation Technology Research
- New NIH-Funded Grant Award

PROGRESSING TOWARD A CLINICAL TRIAL



SURGICAL DEVELOPMENT

The CytexOrtho team has been busy working on the surgical procedure and instrument development for our hip implant. Pictured here (L to R is Dr. Nikhil Gheewala, Dr. Brad Estes, Dr. Frank Moutos, Dr. Farsh Guilak, and Dr. John Clohisy). Should FDA approve our application for a clinical trial, Dr. John Clohisy will serve as the principal investigator for the study and will perform the surgeries. Dr. Clohisy is one of the premier hip restoration surgeons in the US. He is Vice Chair of the Department of Orthopaedic Surgery at Washington University in St. Louis, Missouri.

WHEN WILL CYTEXORTHO HAVE A CLINICAL TRIAL?

Because new medical technology like our implants must be approved by the Food and Drug Administration (FDA) before it can be used, the process to get them on the market is slow and expensive. A quick internet search will reveal a couple of different - and potentially confusing - FDA medical device approval processes. To clarify, CytexOrtho's initial product candidate falls under FDA's Class III, premarket approval (PMA) path. Because the PMA route is intended to provide intensive testing for new technologies, it is the most rigorous of FDA's various pathways to market for medical devices.

We have provided a timeline below outlining the typical PMA stages involved in getting a new device to market to give you an idea of what product development entails from brainstorming to product availability. We are currently “on-track” to submit our application to FDA by January 2023. FDA will review our application and make sure we have met all of the requirements to host a clinical trial. If they approve it, we hope to begin a small safety study in the spring of 2023. At that time, CytexOrtho will register the trial and criteria to participate on clinicaltrials.gov.


R&D
Involves years of intense research and establishing company in field
Preclinical & Advisory Board
Begin animal studies and organize advising board
Phase 1 (Pilot) Trial
20 – 50 volunteers participate in this trial
Report Results, FDA Analysis
FDA reviews trial results and analyzes whether or not it's satisfied with the results
Product to market
The device is introduced to doctors and integrated into medical facilities.
Prove Progress, Begin FDA Talks
Detailed documentation of success in R&D and begin lengthy establishment of FDA relationship
Design Phase 1 with FDA
Fulfil all FDA obligations to qualify for human trial studies and design 1st trial
Phase 2 (Pivotal) Study
100 - 300 volunteers participate
FDA Approval Process
Once satisfied, the FDA sends the device through a detailed approval process.
WE ARE HERE

DESIGN PHASE 1

With FDA


Implant Design
Testing Protocol Development
FDA Review and Feedback
Implant Testing
Report Data to FDA
Select clinical trial parameters with FDA
Start Enrolling Patients!!

NEXT-GENERATION TECHNOLOGY DEVELOPMENT

CytexOrtho continues to engage in cutting-edge research to expand our technology for additional applications and battle joint disease. Here are a few things we are working on now:

PRECLINICAL TESTING FOR FUTURE IMPLANTS

While CytexOrtho is busy preparing for its first clinical trial, we are also working on future technology advancements. Pictured here, Laura Tormey (bottom row, 2nd from the right), CytexOrtho's Manager of Product Development, poses with the Colorado State University Translational Medical Institute staff. Laura visited CSU to work with Dr. Jeremiah Easley (top row, far right), one of the premier vet surgeons in the US, to test a future-generation hip implant developed by CytexOrtho.


C. WAYNE MCILWRAITH

This research is supported by the National Institute Of Arthritis And Musculoskeletal And Skin Diseases of the National Institutes of Health under Award Number R44AR077467. This study is solely the responsibility of the CytexOrtho and does not necessarily represent the official views of the National Institutes of Health.

NEW NIH FUNDED GRANT AWARD

Have you ever thought about how all this cool stuff we make at CytexOrtho gets manufactured at a commercial-grade scale? Our technology is so new that sometimes the manufacturing systems we need to make it don't exist yet! So CytexOrtho is pleased to announce that we have just been awarded a new 3-year grant award to develop a manufacturing system that is capable of producing implants with living tissue already grown on them. This system will be designed to produce future generations of our joint implants that are currently still in development. This new study is supported by the National Institute of Arthritis and Musculoskeletal and Skin Diseases.

***Research conducted in this project is supported by the National Institute Of Arthritis And Musculoskeletal And Skin Diseases of the National Institutes of Health under Award Number SB1AR066439. This study is solely the responsibility of CytexOrtho and does not necessarily represent the official views of the National Institutes of Health.**

FOLLOW US!

CytexOrtho

Emails

Email 1

Headline:
COMING SOON! We're launching on StartEngine

Body:
Hi [x],
We have great news to announce here at CytexOrtho! Thankfully, to our recent successes we're looking to continue our growth and are expanding our vision through an upcoming capital fundraising round on Start Engine. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors. The best part is through Start Engine's platform we're able to host an equity crowdfunding campaign and open our fundraising round to our own community! This kind of investment only requires a $250 minimum investment, so it's for everyone!
If you've heard of Start Engine before that's great, if you've heard of equity crowdfunding before, that's even better. But for most of us who haven't heard about either and are interested in learning more on how this works and would like to know how they can actually invest in us and buy shares in our company when our campaign goes live, please go to Start Engine's website here and learn more.
We'll be following up with more details on our raise shortly. In the meantime, feel free to reach out and let me know if you're interested! Again, thank you for your loyalty along the way, we wouldn't be here without you.

All the best,

Dr. Bradley T. Estes
President & CEO/Founder

Email 2

Headline:
Join Us in Our Upcoming Equity Crowdfunding Campaign

Body:
Hi [x],

Our excitement is growing here at CytexOrtho! We're getting closer every day to launching our equity crowdfunding campaign and can't wait for you to see what we've been up to. One thing I'm excited to share with you is that we've been able to develop specific incentives for our community that you can access by investing early in our campaign.

If you're looking to join us and invest alongside us in CytexOrtho then the best way to ensure you're ready to take advantage of these perks is by getting your Start Engine account ready to invest before we go live. We can't share an exact launch date yet but we expect to hear from us soon. You can follow the instructions on how to sign-up for your account here. Start Engine has also made their own perk where you can receive 10% more bonus shares on any of your investments by joining their Owner's Bonus community.

We also designed special bonus shares at certain investment amounts along with certain time-based perks, so stay tuned on what to expect from us shortly.

All the best,

Dr. Bradley T. Estes
President & CEO/Founder

Social Media Posts/Ads


COMING
SOON!
Start Investing
CytexOrtho
CytexOrtho
Renew your joints.
Restore your life.
LEARN MORE
At CytexOrtho we are gearing up for
equity crowdfunding!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


COMING SOON!
CytexOrtho is launching an equity crowdfunding campaign on StartEngine!
For only $250 you can become an investor in our future! Sign up to learn more.
www.cytexortho.com/contact
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


CytexOrtho is |
CytexOrtho is restoring hip cartilage
CytexOrtho is on track for clinical trials
CytexOrtho is going to be on StartEngine
CytexOrtho is expanding options
CytexOrtho is using 3D printing
CytexOrtho is planning for equity crowd...
CytexOrtho is developing new technology
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


CytexOrtho is
CytexOrtho is restoring hip cartilage
CytexOrtho is on track for clinical trials
CytexOrtho is going to be on StartEngine
CytexOrtho is expanding options
CytexOrtho is using 3D printing
CytexOrtho is planning for equity crowd...
CytexOrtho is developing new technology
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


ANNOUNCEMENT
COMING SOON!
We are planning an equity crowdfunding campaign on StartEngine! Learn more about becoming a CytexOrtho investor!
LEARN MORE
CytexOrtho
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


COMING SOON!
Do you want to be a part of our journey as we develop new treatments for osteoarthritis?
We are launching an equity crowdfunding campaign on Start Engine. Sign up for our newsletter for updates!
www.cytexortho.com/contact
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


"I am 52, active, young in every way except my hip. I don't want a Total Hip Replacement.
I'm concerned about bone loss, impact 20 years from now... Not sure what to do?"
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: Do you want to be part of our journey as we develop treatments for osteoarthritis? We are launching an equity crowdfunding campaign on StartEngine. For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


"I am 52, active, young in every way except my hip. I don't want a Total Hip Replacement. I'm concerned about bone loss, impact 20 years from now... Not sure what to do?"
Support CytexOrtho. Sign up for updates:
www.cytexortho.com/contact
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: Do you want to be part of our journey as we develop treatments for osteoarthritis? We are launching an equity crowdfunding campaign on StartEngine. For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


"I am 52, active, young in every way except my hip. I don't want a Total Hip Replacement.
I'm concerned about bone loss, impact 20 years from now... Not sure what to do?"
COMING SOON...
EQUITY CROWDFUNDING RAISE ON START ENGINE!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: Do you want to be part of our journey as we develop treatments for osteoarthritis? We are launching an equity crowdfunding campaign on StartEngine. For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


"I am a former Army Ranger. . .
. . and have been battling hip cartilage tears in both hips. I am not even 40 years old and feel as though I am not living my life to the fullest."
- Early OA Patient
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: Do you want to be part of our journey as we develop treatments for osteoarthritis? We are launching an equity crowdfunding campaign on StartEngine. For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


"I am a former Army Ranger. . .
and have been battling hip cartilage tears in both hips. I am not even 40 years old and feel as though I am not living my life to the fullest."
- Early OA Patient
Support CytexOrtho. Sign up for updates:
www.cytexortho.com/contact
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: Do you want to be part of our journey as we develop treatments for osteoarthritis? We are launching an equity crowdfunding campaign on StartEngine. For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


"I am a former Army Ranger. . .
and have been battling hip cartilage tears in both hips. I am not even 40 years old and feel as though I am not living my life to the fullest."
- Early OA Patient
COMING SOON...
EQUITY CROWDFUNDING RAISE ON START ENGINE!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: Do you want to be part of our journey as we develop treatments for osteoarthritis? We are launching an equity crowdfunding campaign on StartEngine. For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


"A hip replacement at
35 years old
is nonsense and would mean
the end of my career as a
dancer."
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: Do you want to be part of our journey as we develop treatments for osteoarthritis? We are launching an equity crowdfunding campaign on StartEngine. For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


"A hip replacement at
35 years old
is nonsense and would mean
the end of my career as a
dancer."
Support CytexOrtho. Sign up for updates:
www.cytexortho.com/contact
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: Do you want to be part of our journey as we develop treatments for osteoarthritis? We are launching an equity crowdfunding campaign on StartEngine. For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


"A hip replacement at
35 years old
is nonsense and would mean
the end of my career as a
dancer."
COMING SOON...
EQUITY CROWDFUNDING RAISE ON
STARTENGINE!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: Do you want to be part of our journey as we develop treatments for osteoarthritis? We are launching an equity crowdfunding campaign on StartEngine. For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


"I'm a 44 yr old active parent...
I'm currently facing a right hip replacement that I've been postponing for 10yrs."
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: Do you want to be part of our journey as we develop treatments for osteoarthritis? We are launching an equity crowdfunding campaign on StartEngine. For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


"I'm a 44 yr old active parent...
I'm currently facing a right hip replacement that I've been postponing for 10yrs."
Support CytexOrtho. Sign up for updates:
www.cytexortho.com/contact
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: Do you want to be part of our journey as we develop treatments for osteoarthritis? We are launching an equity crowdfunding campaign on StartEngine. For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!


"I'm a 44 yr old active parent...
I'm currently facing a right hip replacement that I've been postponing for 10yrs."
COMING SOON...
EQUITY CROWDFUNDING RAISE ON STARTENGINE!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Caption: Do you want to be part of our journey as we develop treatments for osteoarthritis? We are launching an equity crowdfunding campaign on StartEngine. For more information visit https://www.startengine.com/blog/what-is-equity-crowdfunding/, and sign up for our newsletter for updates at cytexortho.com!